Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Bolt Mobility Corporation
2901 Florida Ave, Suite 840
Miami, FL 33133
http://www.micromobility.com

Up to $1,070,000.00 in Common Stock at $2.50
Minimum Target Amount: $10,000.00

Company:

Company: Bolt Mobility Corporation
Address: 2901 Florida Ave, Suite 840, Miami, FL 33133
State of Incorporation: DE
Date Incorporated: May 02, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 4,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 428,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $300.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Launching without financial statements.

In reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest.

Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.


Investment Incentives and Bonuses*


Timed bonuses

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

BONUS TIERS:

$300 Investment = Bolt "Owners Circle" T-Shirt

$1000 Investment = Bolt "Owners Circle" T-Shirt, Virtual Q&A with Ed Welburn

$10,000 Investment = Bolt "Owners Circle" T-Shirt, Virtual Q&A with Ed Welburn, 1% bonus shares, Unlimited rides for life on Bolt Scooter Network (Non-transferrable)

$30,000 Investment = Bolt "Owners Circle" T-Shirt, Virtual Q&A with Ed Welburn, 5% bonus shares, 1 Next Generation 2021 Bolt Scooter

$50,000 Investment = Bolt "Owners Circle" T-Shirt, Virtual Q&A with Ed Welburn, 10% bonus shares, 2 Next Generation 2021 Bolt Scooters

$100,000 Investment = Bolt "Owners Circle" T-Shirt, Virtual Q&A with Ed Welburn, 10% bonus shares, 2 Next Generation 2021 Bolt Scooters, Virtual Meet & Greet with Usain Bolt

All perks occur when the offering is completed.

The Company and its Business

Company Overview

Bolt Mobility, headquartered in Miami, FL, provides a full suite of tools for micromobility solutions for city partners and is a pioneer in business-to-business micromobility. The company derives its recurring revenue from licensing its technology stack and leasing devices and will soon offer personal mobility devices. Bolt is focused on enabling enterprises to become micromobility operators that leverage Bolt's technology and design.

Bolt currently offers Business Solutions and City Partners platforms:

Business Solutions Platform - this platform allows businesses to provide the ultimate micromobility experience to their customers and keep them coming back for more while avoiding the bureaucracy involved with city permit programs. This option is for small to medium-sized fleets and best suited for universities, corporate campuses, real estate developers, etc. Bolt facilitates the leasing or financing of the devices and, in turn, the businesses pay Bolt a tiered recurring fee for technology and support packages. As the newer of the platforms, Bolt's Business Solutions are garnering a lot of interest and is currently operational for several Florida based businesses.

City Partner Platform - this platform builds off of the traditional city permit programs by providing the most comprehensive turnkey micromobility solution to growing businesses. Bolt facilitates the leasing or financing of the devices for the partners who run the day- to-day logistical operations. The city partners pay to Bolt a recurring fee for technology and support packages, including securing city permits. Bolt currently partners with several businesses across five cities with more cities coming online each month.

Personal Devices - During the COVID-19 pandemic, Bolt saw huge demand for a special personal leasing program launched in New York City where individuals leased scooters for their personal use to get around the city and avoid public transportation. The program quickly sold out and as a result, Bolt is preparing to launch an online store for personal mobility devices in 2021.

These offerings have differentiated Bolt from its competitors and have positioned it to be a leader in the Mobility-as-a-Service (MaaS) market. The demand has been strong and will propel the company forward in 2021 and beyond.

*Discloure: There is a trademark dispute regarding use of the "Bolt" mark in France and the rest of Europe. The French matter has been stayed pending the results of the EUIPO cancellation action. In addition, B Mobility, Bolt's French subsidiary, entered into liquidation proceedings earlier this year. Bolt made the determination to liquidate B Mobility because Bolt had no further operations in France.

Competitors and Industry

The main competitors in the micromobility space are currently Lime, Bird, and Spin. There is a small group of venture backed companies that provide micromobility options to consumers. Bolt has shifted to a B2B/Solution Provider model where we lease scooters to local partners to operate their own business in addition to leasing options for individuals versus the traditional shared-scooter public model.

Current Stage and Roadmap

Bolt's technology platform provides solutions for multiple micromobility modalities across different business models. We have designed and developed two generations consisting of three different models of electric scooters and we anticipate our third generation models, consisting of fully-electric scooters and bikes will be coming out in Q1 2021 and then a new generation adding mopeds will arrive in mid-late 2021. This year we've expanded our reach to corporations and university campuses and in 2021, we anticipate expanding even further within the US and around the world.

The Team

Officers and Directors

Name: Shervin Pishevar

Shervin Pishevar's current primary role is with Sofreh Capital. Shervin Pishevar currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board
  Dates of Service: May 02, 2018 - Present
  Responsibilities: Leading the board of directors in advising the company's management team.

Other business experience in the past three years:

- **Employer:** Sofreh Capital
  Title: Managing Director
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Directing investment for the company

Other business experience in the past three years:

- **Employer:** Sizzle
  Title: Investor and Board Member
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Investor and member of the board of directors advising the company

Other business experience in the past three years:

- **Employer:** Uber
  Title: Investor and Strategic Advisor
  Dates of Service: November 01, 2011 - Present

Responsibilities: Investor and advising on company strategy when requested.

Name: Julia Steyn

Julia Steyn's current primary role is with VectoIQ. Julia Steyn currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Participate in board of director meetings

Other business experience in the past three years:

- **Employer:** Maven, a subsidiary of General Motors
  Title: VP of Urban Mobility and Maven
  Dates of Service: October 01, 2015 - February 28, 2019
  Responsibilities: Leading the company

Other business experience in the past three years:

- **Employer:** Adrigon Ventures LLC
  Title: Managing Partner
  Dates of Service: March 01, 2019 - Present
  Responsibilities: Managing investments of company

Other business experience in the past three years:

- **Employer:** McKinsey & Company
  Title: Senior Advisor
  Dates of Service: May 01, 2019 - Present
  Responsibilities: Advising company

Other business experience in the past three years:

- **Employer:** FirstGroup PLC
  Title: Non-Executive Director
  Dates of Service: May 01, 2019 - Present
  Responsibilities: Attend board meetings

Other business experience in the past three years:

- **Employer:** VectoIQ

Title: Chief Commercial Officer
Dates of Service: September 07, 2020 - Present
Responsibilities: Oversees the development and commercial strategies of the company

Other business experience in the past three years:

- **Employer:** Bolt Mobility Corporation
  Title: CEO
  Dates of Service: December 01, 2019 - September 04, 2020
  Responsibilities: Leading the strategic operations of the company

Name: Kamyar Kaviani

Kamyar Kaviani's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: July 01, 2018 - Present
  Responsibilities: Managing operations of company, Salary = $268,000/year, Equity = 1,419,355 common shares subject to vesting

- **Position:** Board Member
  Dates of Service: July 01, 2018 - Present
  Responsibilities: Attending board meetings

Other business experience in the past three years:

- **Employer:** HyperOffice
  Title: CEO
  Dates of Service: January 01, 2004 - January 01, 2018
  Responsibilities: Leading the company

Other business experience in the past three years:

- **Employer:** Breezio, Inc.
  Title: Executive Chairman
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Advising the company and leading the board of directors

Name: Ignacio Tzoumas

Ignacio Tzoumas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: November 01, 2018 - Present
  Responsibilities: Executive management role leading the company's overall strategy, Mr. Tzoumas currently receives a salary of $200,000/year and equity of 529,032 common shares subject to different criteria. His primary job is as CEO of Bolt.

Other business experience in the past three years:

- **Employer:** Bolt Mobility Corporation
  Title: CFO
  Dates of Service: November 01, 2018 - September 03, 2020
  Responsibilities: Leading the financial operations of the company

Other business experience in the past three years:

- **Employer:** PFO
  Title: CFO
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Managing the financial actions of the family office for approximately 2 hours per week.

Name: Maggie Vo

Maggie Vo's current primary role is with Fuel Venture Capital. Maggie Vo currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: February 01, 2020 - Present
  Responsibilities: Attend board meetings and advise the company's management team

Other business experience in the past three years:

- **Employer:** Fuel Venture Capital
  Title: Chief Investment Office and Managing General Partner
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Leading the company's investment activities

Other business experience in the past three years:

- **Employer:** Blue Shores Capital
  Title: Portfolio Manager
  Dates of Service: November 01, 2011 - December 31, 2017
  Responsibilities: Portfolio manager

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the

stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Preferred Stock in the amount of up to $1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a micromobility platform. Our revenues are therefore dependent upon the market for micromobility services.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the preferred stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased working capital our services will be able to gain traction in the marketplace. It is possible that our new services will fail to gain market acceptance for any number of reasons. If the services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products and services on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products and services earlier than us, or superior products or services than those developed by us. There can be no assurance that competitors will render our products or services obsolete or that the products or services developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Bolt Mobility has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products and services is dependent on federal, state and local government regulation. The laws and regulations concerning the selling of products and services may be subject to change and if they do then the selling of products and services may no longer be in the best interest of the Company. At such point the Company may no longer want to sell products and services and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Because we rely on a limited number of manufacturers for our products, product defects or disputes with the manufacturers could lead to delays or liability. Specifically, we have a dispute with one of our manufacturers, which has caused a delay in the production and delivery of our products, which has led to a decrease in our revenue. We have sourced a new manufacturer but it will take some time to get them up to speed on production. We plan to diversify our supply chain but failure to do so could hinder production, which will reduce revenue and ultimately, could decrease the value of your investment.

The Company is vulnerable to hackers and cyber-attacks
As an internet-connected business, we may be vulnerable to hackers who may access to our data and/or our customer's data. Further, any significant disruption in Bolt Mobility's services or in its computer systems could reduce the attractiveness of the platform and result in a loss of riders and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Bolt Mobility's could harm our reputation and materially negatively impact our financial condition and business.

The market for our products and services is still in the early stages of growth and if it does not continue to grow, grows more slowly than we expect, or fails to grow as large as we expect, our business, financial condition, and operating results may be adversely

affected.

The micromobility market is relatively new, rapidly growing, largely unproven, and it is uncertain whether it will sustain high levels of demand and achieve wide market acceptance. Our success depends substantially on the willingness of consumers to widely adopt our products and services. To be successful, we will have to educate consumers about our products and services through significant investment and provide differentiated products that are superior to the experiences provided by our competitors. Additionally, the micromobility market at large is saturated, and the demand for and market acceptance of new products and services in the market is uncertain. It is difficult to predict the future growth rates, if any, and size of our market. We cannot assure you that our market will develop, that the public's interest in micromobility will continue, or that our products and services will be widely adopted. If our market does not develop, develops more slowly than expected, or becomes saturated with competitors, or if our products and services do not achieve market acceptance, our business, financial condition, and operating results could be adversely affected.

We have a limited operating history and our past financial results may not be indicative of our future performance. Further, our revenue growth rate is likely to slow as our business matures.

We began operations in 2018. We have a limited history of generating revenue. As a result of our short operating history, we have limited financial data that can be used to evaluate our current business. Therefore, our historical revenue growth should not be considered indicative of our future performance. Estimates of future revenue growth are subject to many risks and uncertainties and our future revenue may differ materially from our projections. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing industries, including market acceptance of our products and services, attracting and retaining riders, and increasing competition and expenses as we expand our business. We cannot be sure that we will be successful in addressing these and other challenges we may face in the future, and our business may be adversely affected if we do not manage these risks successfully. In addition, we may not achieve sufficient revenue to attain or maintain positive cash flows from operations or profitability in any given period, or at all.

We operate in a highly competitive market and we may be unable to compete successfully against existing and future competitors.

Our products and services are offered in a highly competitive market. We face significant competition in every aspect of our business, including bicycles (electric and manual), mopeds and motorcycles (electric and traditional), automobiles and other transportation modalities. Moreover, we expect the competition in our market to intensify in the future as new and existing competitors introduce new or enhanced products and services that compete with ours. Our competitors may develop, or have already developed, products, features, content, services, or technologies that are similar to ours or that achieve greater acceptance, may undertake more successful product development efforts, create more compelling employment opportunities, or marketing campaigns, or may adopt more aggressive pricing policies. Our competitors may develop or acquire, or have already developed or acquired, intellectual property rights that significantly limit or prevent our ability to compete effectively in the public marketplace. In addition, our competitors may have significantly greater resources than us, allowing them to identify and capitalize more efficiently upon opportunities in new markets and consumer preferences and trends, quickly transition and adapt their products and services, devote greater resources to marketing and advertising, or be better positioned to withstand substantial price competition. If we are not able to compete effectively against our competitors, they may acquire and engage customers or generate revenue at the expense of our efforts, which could have an adverse effect on our business, financial condition, and operating results.

Our new products could fail to achieve the sales traction we expect

Our growth projections are based on an assumption that we will be able to successfully launch a differentiated product and that it will be able to gain traction in the marketplace at a faster rate than our competitors. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We have incurred operating losses in the past, expect to incur operating losses in the future, and may not achieve or maintain profitability in the future.

We have incurred operating losses each year since our inception in 2018 and expect to continue to incur net losses for the foreseeable future. We expect our operating expenses to increase in the future as we increase our sales and marketing efforts, continue to invest in research and development, expand our operating and retail infrastructure, add content and software features to our platform, expand into new geographies, and develop new products. Our revenue growth may slow or our revenue may decline for a number of other reasons, including reduced demand for our products and services, increased competition, a decrease in the growth or reduction in size of our overall market, or if we cannot capitalize on growth opportunities. If our revenue does not grow at a greater rate than our operating expenses, we will not be able to achieve and maintain profitability.

We rely on a limited number of suppliers, manufacturers, and logistics partners for our products. A loss of any of these partners could negatively affect our business.

We rely on a limited number of suppliers to manufacture and transport our products, including in some cases only a single supplier for some of our products and components. Our reliance on a limited number of manufacturers for each of our products increases our risks, since we do not currently have alternative or replacement manufacturers beyond these key parties. In the event of interruption from any of our manufacturers, we may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. Furthermore, all of these manufacturers' primary facilities are located in China. Thus, our business could be adversely affected if one or more of our suppliers is impacted by a natural disaster or other interruption at a particular location. If we experience a significant increase in demand for our products, or if we need to replace an existing supplier or partner, we may be unable to supplement or replace them on terms that are acceptable to us, which may undermine our ability to deliver our products to the market in a timely manner. For example, it may take a significant amount of time to identify a manufacturer that has the capability and resources to build our products to our specifications in sufficient volume. Identifying suitable suppliers, manufacturers, and logistics partners is an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any of our significant suppliers, manufactures, or logistics partners could have an adverse effect on our business, financial condition and operating results.

Our current or future products could have a latent design flaw or manufacturing defect

Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company. We have had no product recalls thus far recalls are an inherent risk in this industry and there could be recalls in the future.

Product Liability Lawsuits

The nature of our devices means there is a high likelihood we will face product liability lawsuits. We sell a product that requires balance, coordination, and skill to use and enables people to propel themselves at relatively high speeds. Thousands of people are injured or killed every year using bicycles, skateboards, scooters, and other devices that are similar to our devices. As a result, these industries experience a significant number of product liability lawsuits relating to the safety of their products. As sales and use of our product continue to grow, we expect to face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, or redesign the product. We have been sued on numerous occasions, but we have not yet had an adverse ruling against our devices. We have paid several claims arising from injuries that occurred in 2018, 2019, and 2020 that were alleged to have resulted from defective parts or maintenance. We have commercial insurance, though it has a high deductible. These costs could bankrupt our company, which would reduce the value of your investment to zero.

Our business is affected by seasonality.

Our business has historically been influenced by seasonal weather trends, and we generate a disproportionate amount of revenue related to our products during warm weather periods. Accordingly, adverse events that occur during these warm periods that could have a disproportionate effect on our operating results for the entire fiscal year. Moreover, as a result of higher revenue during the warm weather periods, our working capital needs are greater during the first and fourth quarters of the fiscal year. As a result of quarterly fluctuations caused by these and other factors, comparisons of our operating results across different fiscal quarters may not be accurate indicators of our future performance. Furthermore, our lack of operating experience may obscure the extent to which seasonality trends have affected our business and may continue to affect our business. Accordingly, yearly or quarterly comparisons of our operating results may not be useful and our results in any particular period will not necessarily be indicative of the results to be expected for any future period. Seasonality in our business can also be affected by introductions of new or enhanced products and services, including the costs associated with such introductions.

We plan to expand into international markets, which will expose us to significant risks.

We are currently expanding our operations to other countries, which requires significant resources and management attention and subjects us to regulatory, economic, and political risks in addition to those we already face in the United States. There are significant risks and costs inherent in doing business in international markets, including: • difficulty establishing and managing international operations and the increased operations, travel, infrastructure, including establishment of local delivery service and customer service operations, and legal compliance costs associated with locations in different countries or regions; • the need to vary pricing and margins to effectively compete in international markets; • the need to adapt and localize products for specific countries; • increased competition from local providers of similar products and services; • the ability to protect and enforce intellectual property rights abroad; • the need to offer customer support in various languages; • difficulties in understanding and complying with local laws, regulations, and customs in other jurisdictions; • compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act, or FCPA, and the U.K. Bribery Act 2010, or U.K. Bribery Act, by us, our employees, and our business partners; • complexity and other risks associated with current and future legal requirements in other countries, including legal requirements related to consumer protection, consumer product safety, and data privacy frameworks, such as the E.U. General Data Protection Regulation; • varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs; • tariffs and other non-tariff barriers, such as quotas and local content rules, as well as tax consequences; and • fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars. We have limited experience with international regulatory environments and market practices and may not be able to penetrate or successfully operate in the markets we choose to enter. In addition, we may incur significant expenses as a result of our international expansion, and we may not be successful. We may face limited brand recognition in certain parts of the world that could lead to non-acceptance or delayed acceptance of our products and services by consumers in new markets. Our failure to successfully manage these risks could harm our international operations and have an adverse effect on our business, financial condition, and operating results.

Our operating results could be adversely affected if we are unable to accurately forecast consumer demand for our products and services and adequately manage our inventory.

To ensure adequate inventory supply, we must forecast inventory needs and expenses and place orders sufficiently in advance with our suppliers and manufacturers, based on our estimates of future demand for particular products and services. Failure to accurately forecast our needs may result in manufacturing delays or increased costs. Our ability to accurately forecast demand could be affected by many factors, including changes in consumer demand for our products and services, changes in demand for the products and services of our competitors, unanticipated changes in general market conditions, and the weakening of economic conditions or consumer confidence in future economic conditions. This risk may be exacerbated by the fact that we may not carry a significant amount of inventory and may not be able to satisfy short-term demand increases. If we fail to accurately forecast consumer demand, we may experience excess inventory levels or a shortage of products available for use and sale. Inventory levels in excess of consumer demand may result in increased storage costs, inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would cause our gross margins to suffer and could impair the strength of our brand. Further, lower than forecasted demand could also result in excess manufacturing capacity or reduced manufacturing efficiencies, which could result in lower margins. Conversely, if we underestimate consumer demand, our suppliers and manufacturers may not be able to deliver products to meet our requirements or we may be subject to higher costs in order to secure the necessary production capacity. An inability to meet consumer demand and delays in the delivery of our products to our customers could result in reputational harm and damaged customer relationships and have an adverse effect on our business, financial condition, and operating results

We are subject to payment processing risk.

Our customers pay for our products and services using a variety of different payment methods, including credit and debit cards, gift cards, and online wallets. We rely on internal systems as well as those of third parties to process payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are disruptions in our payment processing systems, increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors, or changes to rules or regulations concerning payment processing, our revenue, operating expenses and results of operation could be adversely impacted. We leverage our third-party payment processors to bill users on our behalf. If these third parties become unwilling or unable to continue processing payments on our behalf, we would have to find alternative methods of collecting payments, which could adversely impact user acquisition and retention. In addition, from time to time, we encounter fraudulent use of payment methods, which could impact our results of operation and if not adequately controlled and managed could create negative consumer perceptions of our service.

We may require additional capital to support business growth and objectives, and this capital might not be available to us on reasonable terms, if at all, and may result in stockholder dilution.

We expect that our existing cash and cash equivalents, together with our net proceeds from this offering, will be sufficient to meet our anticipated cash needs for some time. However, we intend to continue to make investments to support our business growth and may require additional capital to fund our business and to respond to competitive challenges, including the need to promote our products and services, develop new products and services, enhance our existing products, services, and operating infrastructure, and potentially to acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. There can be no assurance that such additional funding will be available on terms attractive to us, or at all. Our inability to obtain additional funding when needed could have an adverse effect on our business, financial condition, and operating results. If additional funds are raised through the issuance of equity or convertible debt securities, holders of our common stock could suffer significant dilution, and any new shares we issue could have rights, preferences, and privileges superior to those of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

We could fail to achieve the growth rate we expect even with additional investments
We expect to generate a significant amount of growth from the investments we will make into marketing differentiated devices following this offering and the private placement that we are conducting concurrently. However, it is possible that device differentiation is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to either go public via an Initial Public Offering (IPO) or be acquired by an existing player in the micromobility industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that an IPO or sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the IPO or sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the IPO market, selling environment, the perceived value of our brand and our intellectual property, comparable recent sales in our

industry and other industries, the projected performance of the micromobility industry, or the cost of capital.

We may face technological challenges

We may discover that the optimal price points for using our devices are below where we can sustainably price our current low-cost architecture. That could necessitate the development of a new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver our devices at scale. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.

We collect, store, process, and use personal information and other user data, which subjects us to legal obligations and laws and regulations related to security and privacy, and any actual or perceived failure to meet those obligations could harm our business

We collect, process, store, and use a wide variety of data from current and prospective users, including personal information, such as home addresses and geolocation. Federal, state, and international laws and regulations governing privacy, data protection, and e-commerce transactions require us to safeguard our users' personal information. Although we have established security procedures to protect user information, our or our third-party service providers' security and testing measures may not prevent security breaches. Further, advances in computer capabilities, new discoveries in the field of cryptography, inadequate facility security, or other developments may result in a compromise or breach of the technology we use to protect user data. Any compromise of our security or breach of our users' privacy could harm our reputation or financial condition and, therefore, our business. In addition, a party who circumvents our security measures or exploits inadequacies in our security measures, could, among other effects, misappropriate user data or other proprietary information, cause interruptions in our operations, or expose users to computer viruses or other disruptions. Actual or perceived vulnerabilities may lead to claims against us. To the extent that the measures we or our third-party business partners have taken prove to be insufficient or inadequate, we may become subject to litigation, breach notification obligations, or regulatory or administrative sanctions, which could result in significant fines, penalties, or damages and harm to our reputation. Depending on the nature of the information compromised, in the event of a data breach or other unauthorized access to our user data, we may also have obligations to notify users about the incident and we may need to provide some form of remedy, such as a subscription to a credit monitoring service, for the individuals affected by the incident. A growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises user data. Furthermore, we may be required to disclose personal data pursuant to demands from individuals, privacy advocates, regulators, government agencies, and law enforcement agencies in various jurisdictions with conflicting privacy and security laws. This disclosure or refusal to disclose personal data may result in a breach of privacy and data protection policies, notices, laws, rules, court orders, and regulations and could result in proceedings or actions against us in the same or other jurisdictions, damage to our reputation and brand, and inability to provide our products and services to consumers in certain jurisdictions. Additionally, changes in the laws and regulations that govern our collection, use, and disclosure of user data could impose additional requirements with respect to the retention and security of user data, could limit our marketing activities, and have an adverse effect on our business, financial condition, and operating results.

Cybersecurity risks could adversely affect our business and disrupt our operations.

Threats to network and data security are increasingly diverse and sophisticated. Despite our efforts and processes to prevent breaches, our products and services, as well as our servers, computer systems, and those of third parties that we use in our operations are vulnerable to cybersecurity risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, third-party or employee theft or misuse, and similar disruptions from unauthorized tampering with our servers and computer systems or those of third parties that we use in our operations, which could lead to interruptions, delays, loss of critical data, unauthorized access to user data, and loss of consumer confidence. In addition, we may be the target of email scams that attempt to acquire personal information or company assets. Despite our efforts to create security barriers to such threats, we may not be able to entirely mitigate these risks. Any cyber-attack that attempts to obtain our or our users' data and assets, disrupt our service, or otherwise access our systems, or those of third parties we use, if successful, could adversely affect our business, and financial condition and operating results, be expensive to remedy, and damage our reputation. In addition, any such breaches may result in negative publicity, and adversely affect our brand, impacting demand for our products and services, and could have an adverse effect on our business, financial condition, and operating results.

We have a limited operating history with which to evaluate and predict the profitability of our revenue model. Additionally, we may introduce new revenue models in the future.

The majority of our users are on pay-per-ride terms and may cancel their account at any time. We are introducing a subscription model by which users may pay a monthly fee for unlimited use of our products. We have limited historical data with respect to rates of user subscription renewals, so we may be unable to accurately predict customer renewal rates. Additionally, prior renewal rates may not accurately predict future renewal rates for a variety of reasons, such as users' dissatisfaction with our offerings and the cost of our subscriptions, macroeconomic conditions, or new offering introductions by us or our competitors. If our users do not renew their subscriptions, our revenue may decline and our business will suffer. Furthermore, in the future, we may offer new subscription products, implement promotions, or replace or modify current subscription models, any of which could result in additional costs. It is unknown how our users will react to new models and whether the costs or logistics of implementing these models will adversely impact our business. If the adoption of new revenue models adversely impacts our user relationships, then user growth, user engagement, and our business, financial condition, and operating results could be harmed.

Because of the prominence of the mark "Bolt", we are subject to trademark disputes. Bolt has historically been a popular mark for everything from batteries to automobiles. Currently, we are engaged in trademark disputes with a competitor in France and at the EUIPO. The same competitor and a former disgruntled employee have each initiated a trademark cancellation in the U.S. If we need to rebrand due to the results of these disputes, that could create delays and adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Micromobility LLC (Micromobility is wholly owned by Sofreh Fund which is wholly owned by Shervin Pishevar)	7,870,394	Class F1 Preferred Stock	38.26
Rokk3r Fuel Fund 2.0 LP (General Partner is Fuel Venture Capital Fund, whose majority owners are Maggiee Vo, and Jeffrey Ransdell)	2,129,606	Class F1 Preferred Stock	25.31
Rokk3r Fuel Fund 2.0 LP (General Partner is Fuel Venture Capital Fund, whose majority owners are Maggiee Vo, and Jeffrey Ransdell)	460,829	Class F2 Preferred Stock	25.31
Rokk3r Fuel Fund 2.0 LP (General Partner is Fuel Venture Capital Fund, whose majority owners are Maggiee Vo, and Jeffrey Ransdell)	2,152,462	Class A Preferred Stock	25.31
Rokk3r Fuel Fund 2.0 LP (General Partner is Fuel Venture Capital Fund, whose majority owners are Maggiee Vo, and Jeffrey Ransdell)	464,000	Class A -1 Preferred Stock	25.31

The Company's Securities

The Company has authorized Common Stock, Convertible Promissory Note, Class F1 Preferred Stock, Class F2 Preferred Stock, Class G1 Preferred Stock, Class A Preferred Stock, Class A -1 Preferred Stock, and Class A - 2 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 428,000 of Common Stock.

Common Stock

The amount of security authorized is 70,000,000 with a total of 5,621,300 outstanding.

Voting Rights

Each holder of Common Stock shall be entitled to one vote per share of Common Stock, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law. Please see voting rights for this offering below.

Material Rights

Votings Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Other Material Rights

Dividend Rights. The holders of shares of Common Stock shall be entitled to receive, out of any assets legally available therefor, such dividends, when, as and if declared by the Board of Directors, on a pro rata basis with the holders of Preferred Stock based on the number of shares of Common Stock held by each (assuming conversion of all such Preferred Stock into Common Stock).

Redemption. The Common Stock is not mandatorily redeemable.

Stock Options and Warrants

The total amount outstanding of 5,621,300 shares includes:

(i) 971,401 shares of Common Stock that are issued and outstanding,

(ii) 4,649,899 shares of Common Stock related to Stock Options and Warrants as follows: (a) 495,000 shares of Common Stock to be issued pursuant to outstanding warrants, b) 4,073,718 shares issued pursuant to stock options, (c) 81,181 shares available for issuance under a stock option plan that are reserved but unissued.

Convertible Promissory Note

The security will convert into Common stock and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $1,230,000.00
Maturity Date: June 30, 2021

Interest Rate: 2.52%
Discount Rate: 20.0%
Valuation Cap: $100,000,000.00
Conversion Trigger: Gross aggregate cash proceeds to the company of not less than $25,000,000

Material Rights

In the event of the occurrence of a Change of Control or other Liquidity Event (as said terms are defined in the Purchase Agreement), or of the Maturity Date (each a "Trigger Event"), in each case prior to the occurrence of a Qualified Equity Financing, then in any of said events: (i) the Company shall provide written notice of such event to each Investor in the manner set forth in Section 5, and including all information relevant to the Trigger Event that would reasonably be needed by a reasonable Investor in order to make its election under the terms of this paragraph; and (ii) each Investor shall have the option to elect by written notice to the Company either (x) to convert the Outstanding Balance hereunder into a number of shares of common stock of the Company (the "Common Stock") equal to the quotient obtained by dividing (1) the Outstanding Balance by (2) the Valuation Cap Conversion Price (provided that for purposes of calculating the Valuation Cap Conversion Price pursuant to this Section 4(b), the Fully Diluted Capitalization of the Company shall be measured as of immediately prior to the effectiveness of the Trigger Event), or (y) declare all outstanding Obligations payable by the Company hereunder to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the other Transaction Documents to the contrary notwithstanding, or (z) to take no action. If the Investor elects to convert the outstanding balance hereunder in accordance with subsection (x) of this paragraph, such conversion shall automatically be deemed to occur immediately prior to the effectiveness of the relevant Trigger Event, notwithstanding any other facts or circumstances, unless the Investor by written notice withdraws or changes its election made pursuant to this paragraph, prior to the occurrence of the Trigger Event.

Class F1 Preferred Stock

The amount of security authorized is 10,000,000 with a total of 10,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Authorized Capital Stock. The total number of shares of capital stock which the Corporation is authorized to issue is 100,000,000, consisting of (a) 70,000,000 shares of Common Stock, par value $0.00001 per share ("Common Stock"), and (b) 30,000,000 shares of Preferred Stock, par value $0.00001 per share ("Preferred Stock"), which shall

be comprised of (i) 10,000,000 shares of Class Fl Preferred Stock, par value $0.00001 per share ("Class Fl Preferred Stock"), (ii) 500,000 shares of Class F2 Preferred Stock, par value $0.00001 per share ("Class F2 Preferred Stock"), (iii) 1,450,000 shares of Class G 1 Preferred Stock, par value $0.0000 l per share ("Class G1 Preferred Stock") (iv) 3,048,462 shares of Class A Preferred Stock, par value $0.00001 per share ("Class A Preferred Stock"), (v) 1,842,062 shares of Class A-1 Preferred Stock, par value $0.00001 per share ("Class Al Preferred Stock"), 700,000 shares of Class A-2 Preferred Stock, par value $0.00001 per share ("Class A2 Preferred Stock" and, together with the Class Fl Preferred Stock, the Class F2 Preferred Stock, the Class A Preferred Stock, and the Class A2 Preferred Stock the "Series Seed Preferred Stock"), and (iv) 15,207,938 of Preferred Stock, which may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolutions or designations providing for the issue of such series adopted by the board of directors of the Corporation (the "Board of Directors") as hereinafter provided.

Dividend Provisions. The holders of shares of Series Seed Preferred Stock shall be entitled to receive, out of any assets legally available therefor, such dividends (other than payable solely in Common Stock), when, as and if declared by the Board of Directors, on a pro rata basis with the holders of Common Stock based on the number of shares of Common Stock held by each (assuming conversion of all such Series Seed Preferred Stock into Common Stock). Any dividends declared by the Board of Directors with respect to ay of the Series Seed Preferred Stock shall be declared for all such classes pari passu.

Liquidation.

i. Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Liquidation Transaction (as defined below), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one (1) times the applicable Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 2.04(d) immediately prior to such liquidation, dissolution, winding up or a Liquidation Transaction. If upon any such liquidation, dissolution or winding up of the Corporation or Liquidation Transaction, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this subsection, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Original lssue Price" for the purposes of Class F 1 Preferred Stock shall mean $0.10 per share, for the purposes of Class F2 Preferred Stock and Class G 1 Preferred Stock shall mean

$2.17, for purposes of the Class A Preferred Stock and the Class Al Preferred Stock shall mean $6.25, and for purposes of the Class A2 Preferred Stock shall mean $5.75.

ii. Participation with Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Liquidation Transaction, in addition to and after payment in full of all preferential payments to holders of Series Seed Preferred Stock, as described in Section 2.04(b)(i) above, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to participate with the holders of Common Stock, pro rata as a single class based on the number of outstanding shares of Common Stock on an as-converted basis held by each holder as of immediately prior to such liquidation, dissolution, winding up or a Liquidation Transaction, in the distribution of all the remaining assets and funds of the Corporation available for distribution to its stockholders.

iii. Actual Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, all assets and funds of the Corporation legally available for distribution shall be distributed among the holders of Series Seed Preferred Stock on a pro rata basis based upon on the number of shares of Common Stock held by each (assuming conversion of all such Series Seed Preferred Stock into Common Stock), and then to the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Series Seed Preferred Stock into Common Stock).

iv. Deemed Liquidation. For purposes of this Section2.04(b), a liquidation, dissolution or winding up of the Corporation shall be deemed to occur if the Corporation shall sell, convey or otherwise dispose of all or substantially all of its property or business or merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation) (any such transaction, a "Liquidation Transaction"), provided that none of the following shall be considered a Liquidation Transaction: (i) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (ii) an equity financing in which the Corporation is the surviving corporation, (iii) a transaction in which the stockholders of the Corporation immediately prior to the transaction have sufficient rights (by law or contract) to elect or designate 50% or more of the directors of the surviving corporation following the transaction (as appropriately adjusted for any disparate director voting rights), or (iv) any transaction which the Board has determined to be exempt from this provision. In the event of a merger or consolidation of the Corporation that is deemed pursuant to this subsection (iv) to be a Liquidation Transaction, all references in this Section 2.04(b) "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. Nothing in this subsection (iv) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation.

v. Liquidation Payments. All payments to be made to the holders of Class Fl Preferred Stock, Class F2 Preferred Stock, the Class G 1 Preferred Stock, the Class A Preferred

Stock, or the Class Al Preferred Stock, and the Class A2 Preferred Stock under this Section 2.04(b) shall be made pari passu among the different classes of Series Seed Preferred Stock, subject to adjustment based on the Original Issue Price of such different classes of Series Seed Preferred Stock.

Class F2 Preferred Stock

The amount of security authorized is 500,000 with a total of 460,829 outstanding.

Voting Rights

1 vote per share

Material Rights

Authorized Capital Stock. The total number of shares of capital stock which the Corporation is authorized to issue is 100,000,000, consisting of (a) 70,000,000 shares of Common Stock, par value $0.00001 per share ("Common Stock"), and (b) 30,000,000 shares of Preferred Stock, par value $0.00001 per share ("Preferred Stock"), which shall be comprised of (i) 10,000,000 shares of Class Fl Preferred Stock, par value $0.00001 per share ("Class Fl Preferred Stock"), (ii) 500,000 shares of Class F2 Preferred Stock, par value $0.00001 per share ("Class F2 Preferred Stock"), (iii) 1,450,000 shares of Class G 1 Preferred Stock, par value $0.0000 l per share ("Class G1 Preferred Stock") (iv) 3,048,462 shares of Class A Preferred Stock, par value $0.00001 per share ("Class A Preferred Stock"), (v) 1,842,062 shares of Class A-1 Preferred Stock, par value $0.00001 per share ("Class Al Preferred Stock"), 700,000 shares of Class A-2 Preferred Stock, par value $0.00001 per share ("Class A2 Preferred Stock" and, together with the Class Fl Preferred Stock, the Class F2 Preferred Stock, the Class A Preferred Stock, and the Class A2 Preferred Stock the "Series Seed Preferred Stock"), and (iv) 15,207,938 of Preferred Stock, which may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolutions or designations providing for the issue of such series adopted by the board of directors of the Corporation (the "Board of Directors") as hereinafter provided.

Dividend Provisions. The holders of shares of Series Seed Preferred Stock shall be entitled to receive, out of any assets legally available therefor, such dividends (other than payable solely in Common Stock), when, as and if declared by the Board of Directors, on a pro rata basis with the holders of Common Stock based on the number of shares of Common Stock held by each (assuming conversion of all such Series Seed Preferred Stock into Common Stock). Any dividends declared by the Board of Directors with respect to ay of the Series Seed Preferred Stock shall be declared for all such classes pari passu.

Liquidation.

i. Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Liquidation Transaction (as defined below), the holders of shares of Series Seed

Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one (1) times the applicable Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 2.04(d) immediately prior to such liquidation, dissolution, winding up or a Liquidation Transaction. If upon any such liquidation, dissolution or winding up of the Corporation or Liquidation Transaction, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this subsection, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Original Issue Price" for the purposes of Class F 1 Preferred Stock shall mean $0.10 per share, for the purposes of Class F2 Preferred Stock and Class G 1 Preferred Stock shall mean $2.17, for purposes of the Class A Preferred Stock and the Class Al Preferred Stock shall mean $6.25, and for purposes of the Class A2 Preferred Stock shall mean $5.75.

ii. Participation with Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Liquidation Transaction, in addition to and after payment in full of all preferential payments to holders of Series Seed Preferred Stock, as described in Section 2.04(b)(i) above, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to participate with the holders of Common Stock, pro rata as a single class based on the number of outstanding shares of Common Stock on an as-converted basis held by each holder as of immediately prior to such liquidation, dissolution, winding up or a Liquidation Transaction, in the distribution of all the remaining assets and funds of the Corporation available for distribution to its stockholders.

iii. Actual Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, all assets and funds of the Corporation legally available for distribution shall be distributed among the holders of Series Seed Preferred Stock on a pro rata basis based upon on the number of shares of Common Stock held by each (assuming conversion of all such Series Seed Preferred Stock into Common Stock), and then to the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Series Seed Preferred Stock into Common Stock).

iv. Deemed Liquidation. For purposes of this Section2.04(b), a liquidation, dissolution or winding up of the Corporation shall be deemed to occur if the Corporation shall sell, convey or otherwise dispose of all or substantially all of its property or business or merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation) (any such transaction, a "Liquidation Transaction"), provided that none of the

following shall be considered a Liquidation Transaction: (i) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (ii) an equity financing in which the Corporation is the surviving corporation, (iii) a transaction in which the stockholders of the Corporation immediately prior to the transaction have sufficient rights (by law or contract) to elect or designate 50% or more of the directors of the surviving corporation following the transaction (as appropriately adjusted for any disparate director voting rights), or (iv) any transaction which the Board has determined to be exempt from this provision. In the event of a merger or consolidation of the Corporation that is deemed pursuant to this subsection (iv) to be a Liquidation Transaction, all references in this Section 2.04(b) "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. Nothing in this subsection (iv) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation.

v. Liquidation Payments. All payments to be made to the holders of Class Fl Preferred Stock, Class F2 Preferred Stock, the Class G 1 Preferred Stock, the Class A Preferred Stock, or the Class Al Preferred Stock, and the Class A2 Preferred Stock under this Section 2.04(b) shall be made pari passu among the different classes of Series Seed Preferred Stock, subject to adjustment based on the Original Issue Price of such different classes of Series Seed Preferred Stock.

Class G1 Preferred Stock

The amount of security authorized is 1,450,000 with a total of 1,428,569 outstanding.

Voting Rights

1 vote per share

Material Rights

Authorized Capital Stock. The total number of shares of capital stock which the Corporation is authorized to issue is 100,000,000, consisting of (a) 70,000,000 shares of Common Stock, par value $0.00001 per share ("Common Stock"), and (b) 30,000,000 shares of Preferred Stock, par value $0.00001 per share ("Preferred Stock"), which shall be comprised of (i) 10,000,000 shares of Class Fl Preferred Stock, par value $0.00001 per share ("Class Fl Preferred Stock"), (ii) 500,000 shares of Class F2 Preferred Stock, par value $0.00001 per share ("Class F2 Preferred Stock"), (iii) 1,450,000 shares of Class G 1 Preferred Stock, par value $0.0000 l per share ("Class G1 Preferred Stock") (iv) 3,048,462 shares of Class A Preferred Stock, par value $0.00001 per share ("Class A Preferred Stock"), (v) 1,842,062 shares of Class A-1 Preferred Stock, par value $0.00001 per share ("Class Al Preferred Stock"), 700,000 shares of Class A-2 Preferred Stock, par value $0.00001 per share ("Class A2 Preferred Stock" and, together with the Class Fl Preferred Stock, the Class F2 Preferred Stock, the Class A Preferred Stock, and the Class A2 Preferred Stock the "Series Seed Preferred Stock"), and (iv) 15,207,938 of Preferred Stock, which may be issued from time to time in one or more series, each of

such series to have such terms as stated or expressed herein and in the resolutions or designations providing for the issue of such series adopted by the board of directors of the Corporation (the "Board of Directors") as hereinafter provided.

Dividend Provisions. The holders of shares of Series Seed Preferred Stock shall be entitled to receive, out of any assets legally available therefor, such dividends (other than payable solely in Common Stock), when, as and if declared by the Board of Directors, on a pro rata basis with the holders of Common Stock based on the number of shares of Common Stock held by each (assuming conversion of all such Series Seed Preferred Stock into Common Stock). Any dividends declared by the Board of Directors with respect to ay of the Series Seed Preferred Stock shall be declared for all such classes pari passu.

Liquidation.

i. Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Liquidation Transaction (as defined below), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one (1) times the applicable Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 2.04(d) immediately prior to such liquidation, dissolution, winding up or a Liquidation Transaction. If upon any such liquidation, dissolution or winding up of the Corporation or Liquidation Transaction, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this subsection, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Original Issue Price" for the purposes of Class F 1 Preferred Stock shall mean $0.10 per share, for the purposes of Class F2 Preferred Stock and Class G 1 Preferred Stock shall mean $2.17, for purposes of the Class A Preferred Stock and the Class Al Preferred Stock shall mean $6.25, and for purposes of the Class A2 Preferred Stock shall mean $5.75.

ii. Participation with Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Liquidation Transaction, in addition to and after payment in full of all preferential payments to holders of Series Seed Preferred Stock, as described in Section 2.04(b)(i) above, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to participate with the holders of Common Stock, pro rata as a single class based on the number of outstanding shares of Common Stock on an as-converted basis held by each holder as of immediately prior to such liquidation, dissolution, winding up or a

Liquidation Transaction, in the distribution of all the remaining assets and funds of the Corporation available for distribution to its stockholders.

iii. Actual Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, all assets and funds of the Corporation legally available for distribution shall be distributed among the holders of Series Seed Preferred Stock on a pro rata basis based upon on the number of shares of Common Stock held by each (assuming conversion of all such Series Seed Preferred Stock into Common Stock), and then to the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Series Seed Preferred Stock into Common Stock).

iv. Deemed Liquidation. For purposes of this Section2.04(b), a liquidation, dissolution or winding up of the Corporation shall be deemed to occur if the Corporation shall sell, convey or otherwise dispose of all or substantially all of its property or business or merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation) (any such transaction, a "Liquidation Transaction"), provided that none of the following shall be considered a Liquidation Transaction: (i) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (ii) an equity financing in which the Corporation is the surviving corporation, (iii) a transaction in which the stockholders of the Corporation immediately prior to the transaction have sufficient rights (by law or contract) to elect or designate 50% or more of the directors of the surviving corporation following the transaction (as appropriately adjusted for any disparate director voting rights), or (iv) any transaction which the Board has determined to be exempt from this provision. In the event of a merger or consolidation of the Corporation that is deemed pursuant to this subsection (iv) to be a Liquidation Transaction, all references in this Section 2.04(b) "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. Nothing in this subsection (iv) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation.

v. Liquidation Payments. All payments to be made to the holders of Class Fl Preferred Stock, Class F2 Preferred Stock, the Class G 1 Preferred Stock, the Class A Preferred Stock, or the Class Al Preferred Stock, and the Class A2 Preferred Stock under this Section 2.04(b) shall be made pari passu among the different classes of Series Seed Preferred Stock, subject to adjustment based on the Original Issue Price of such different classes of Series Seed Preferred Stock.

Class A Preferred Stock

The amount of security authorized is 3,048,462 with a total of 2,378,062 outstanding.

Voting Rights

1 vote per share

Material Rights

Authorized Capital Stock. The total number of shares of capital stock which the Corporation is authorized to issue is 100,000,000, consisting of (a) 70,000,000 shares of Common Stock, par value $0.00001 per share ("Common Stock"), and (b) 30,000,000 shares of Preferred Stock, par value $0.00001 per share ("Preferred Stock"), which shall be comprised of (i) 10,000,000 shares of Class Fl Preferred Stock, par value $0.00001 per share ("Class Fl Preferred Stock"), (ii) 500,000 shares of Class F2 Preferred Stock, par value $0.00001 per share ("Class F2 Preferred Stock"), (iii) 1,450,000 shares of Class G 1 Preferred Stock, par value $0.0000 l per share ("Class G1 Preferred Stock") (iv) 3,048,462 shares of Class A Preferred Stock, par value $0.00001 per share ("Class A Preferred Stock"), (v) 1,842,062 shares of Class A-1 Preferred Stock, par value $0.00001 per share ("Class A-1 Preferred Stock"), 700,000 shares of Class A-2 Preferred Stock, par value $0.00001 per share ("Class A2 Preferred Stock" and, together with the Class Fl Preferred Stock, the Class F2 Preferred Stock, the Class A Preferred Stock, and the Class A2 Preferred Stock the "Series Seed Preferred Stock"), and (iv) 15,207,938 of Preferred Stock, which may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolutions or designations providing for the issue of such series adopted by the board of directors of the Corporation (the "Board of Directors") as hereinafter provided.

Dividend Provisions. The holders of shares of Series Seed Preferred Stock shall be entitled to receive, out of any assets legally available therefor, such dividends (other than payable solely in Common Stock), when, as and if declared by the Board of Directors, on a pro rata basis with the holders of Common Stock based on the number of shares of Common Stock held by each (assuming conversion of all such Series Seed Preferred Stock into Common Stock). Any dividends declared by the Board of Directors with respect to ay of the Series Seed Preferred Stock shall be declared for all such classes pari passu.

Liquidation.

i. Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Liquidation Transaction (as defined below), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one (1) times the applicable Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 2.04(d) immediately prior to such liquidation, dissolution, winding up or a Liquidation Transaction. If upon any such liquidation, dissolution or winding up of the Corporation or Liquidation Transaction, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this subsection, the holders of shares of

Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Original Issue Price" for the purposes of Class F 1 Preferred Stock shall mean $0.10 per share, for the purposes of Class F2 Preferred Stock and Class G 1 Preferred Stock shall mean $2.17, for purposes of the Class A Preferred Stock and the Class A1 Preferred Stock shall mean $6.25, and for purposes of the Class A2 Preferred Stock shall mean $5.75.

ii. **Participation with Holders of Common Stock.** In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Liquidation Transaction, in addition to and after payment in full of all preferential payments to holders of Series Seed Preferred Stock, as described in Section 2.04(b)(i) above, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to participate with the holders of Common Stock, pro rata as a single class based on the number of outstanding shares of Common Stock on an as-converted basis held by each holder as of immediately prior to such liquidation, dissolution, winding up or a Liquidation Transaction, in the distribution of all the remaining assets and funds of the Corporation available for distribution to its stockholders.

iii. **Actual Liquidation.** In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, all assets and funds of the Corporation legally available for distribution shall be distributed among the holders of Series Seed Preferred Stock on a pro rata basis based upon on the number of shares of Common Stock held by each (assuming conversion of all such Series Seed Preferred Stock into Common Stock), and then to the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Series Seed Preferred Stock into Common Stock).

iv. **Deemed Liquidation.** For purposes of this Section2.04(b), a liquidation, dissolution or winding up of the Corporation shall be deemed to occur if the Corporation shall sell, convey or otherwise dispose of all or substantially all of its property or business or merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation) (any such transaction, a "Liquidation Transaction"), provided that none of the following shall be considered a Liquidation Transaction: (i) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (ii) an equity financing in which the Corporation is the surviving corporation, (iii) a transaction in which the stockholders of the Corporation immediately prior to the transaction have sufficient rights (by law or contract) to elect or designate 50% or more of the directors of the surviving corporation following the transaction (as appropriately adjusted for any disparate director voting rights), or (iv) any transaction which the Board has determined to be exempt from this provision. In the event of a merger or consolidation of the Corporation that is deemed pursuant to this subsection (iv) to be a Liquidation Transaction, all references in this Section 2.04(b) "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation.

Nothing in this subsection (iv) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation.

v. Liquidation Payments. All payments to be made to the holders of Class Fl Preferred Stock, Class F2 Preferred Stock, the Class G 1 Preferred Stock, the Class A Preferred Stock, or the Class Al Preferred Stock, and the Class A2 Preferred Stock under this Section 2.04(b) shall be made pari passu among the different classes of Series Seed Preferred Stock, subject to adjustment based on the Original Issue Price of such different classes of Series Seed Preferred Stock.

Class A -1 Preferred Stock

The amount of security authorized is 1,842,062 with a total of 464,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Authorized Capital Stock. The total number of shares of capital stock which the Corporation is authorized to issue is 100,000,000, consisting of (a) 70,000,000 shares of Common Stock, par value $0.00001 per share ("Common Stock"), and (b) 30,000,000 shares of Preferred Stock, par value $0.00001 per share ("Preferred Stock"), which shall be comprised of (i) 10,000,000 shares of Class Fl Preferred Stock, par value $0.00001 per share ("Class Fl Preferred Stock"), (ii) 500,000 shares of Class F2 Preferred Stock, par value $0.00001 per share ("Class F2 Preferred Stock"), (iii) 1,450,000 shares of Class G 1 Preferred Stock, par value $0.0000 l per share ("Class G1 Preferred Stock") (iv) 3,048,462 shares of Class A Preferred Stock, par value $0.00001 per share ("Class A Preferred Stock"), (v) 1,842,062 shares of Class A-1 Preferred Stock, par value $0.00001 per share ("Class Al Preferred Stock"), 700,000 shares of Class A-2 Preferred Stock, par value $0.00001 per share ("Class A2 Preferred Stock" and, together with the Class Fl Preferred Stock, the Class F2 Preferred Stock, the Class A Preferred Stock, and the Class A2 Preferred Stock the "Series Seed Preferred Stock"), and (iv) 15,207,938 of Preferred Stock, which may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolutions or designations providing for the issue of such series adopted by the board of directors of the Corporation (the "Board of Directors") as hereinafter provided.

Dividend Provisions. The holders of shares of Series Seed Preferred Stock shall be entitled to receive, out of any assets legally available therefor, such dividends (other than payable solely in Common Stock), when, as and if declared by the Board of Directors, on a pro rata basis with the holders of Common Stock based on the number of shares of Common Stock held by each (assuming conversion of all such Series Seed Preferred Stock into Common Stock). Any dividends declared by the Board of Directors with respect to ay of the Series Seed Preferred Stock shall be declared for all such classes pari passu.

Liquidation.

i. Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Liquidation Transaction (as defined below), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one (1) times the applicable Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 2.04(d) immediately prior to such liquidation, dissolution, winding up or a Liquidation Transaction. If upon any such liquidation, dissolution or winding up of the Corporation or Liquidation Transaction, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this subsection, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Original Issue Price" for the purposes of Class F 1 Preferred Stock shall mean $0.10 per share, for the purposes of Class F2 Preferred Stock and Class G 1 Preferred Stock shall mean $2.17, for purposes of the Class A Preferred Stock and the Class Al Preferred Stock shall mean $6.25, and for purposes of the Class A2 Preferred Stock shall mean $5.75.

ii. Participation with Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Liquidation Transaction, in addition to and after payment in full of all preferential payments to holders of Series Seed Preferred Stock, as described in Section 2.04(b)(i) above, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to participate with the holders of Common Stock, pro rata as a single class based on the number of outstanding shares of Common Stock on an as-converted basis held by each holder as of immediately prior to such liquidation, dissolution, winding up or a Liquidation Transaction, in the distribution of all the remaining assets and funds of the Corporation available for distribution to its stockholders.

iii. Actual Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, all assets and funds of the Corporation legally available for distribution shall be distributed among the holders of Series Seed Preferred Stock on a pro rata basis based upon on the number of shares of Common Stock held by each (assuming conversion of all such Series Seed Preferred Stock into Common Stock), and then to the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Series Seed Preferred Stock into Common Stock).

iv. Deemed Liquidation. For purposes of this Section2.04(b), a liquidation, dissolution or winding up of the Corporation shall be deemed to occur if the Corporation shall sell, convey or otherwise dispose of all or substantially all of its property or business or merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation) (any such transaction, a "Liquidation Transaction"), provided that none of the following shall be considered a Liquidation Transaction: (i) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (ii) an equity financing in which the Corporation is the surviving corporation, (iii) a transaction in which the stockholders of the Corporation immediately prior to the transaction have sufficient rights (by law or contract) to elect or designate 50% or more of the directors of the surviving corporation following the transaction (as appropriately adjusted for any disparate director voting rights), or (iv) any transaction which the Board has determined to be exempt from this provision. In the event of a merger or consolidation of the Corporation that is deemed pursuant to this subsection (iv) to be a Liquidation Transaction, all references in this Section 2.04(b) "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. Nothing in this subsection (iv) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation.

v. Liquidation Payments. All payments to be made to the holders of Class Fl Preferred Stock, Class F2 Preferred Stock, the Class G 1 Preferred Stock, the Class A Preferred Stock, or the Class Al Preferred Stock, and the Class A2 Preferred Stock under this Section 2.04(b) shall be made pari passu among the different classes of Series Seed Preferred Stock, subject to adjustment based on the Original Issue Price of such different classes of Series Seed Preferred Stock.

Class A - 2 Preferred Stock

The amount of security authorized is 700,000 with a total of 217,391 outstanding.

Voting Rights

1 vote per share

Material Rights

Authorized Capital Stock. The total number of shares of capital stock which the Corporation is authorized to issue is 100,000,000, consisting of (a) 70,000,000 shares of Common Stock, par value $0.00001 per share ("Common Stock"), and (b) 30,000,000 shares of Preferred Stock, par value $0.00001 per share ("Preferred Stock"), which shall be comprised of (i) 10,000,000 shares of Class Fl Preferred Stock, par value $0.00001 per share ("Class Fl Preferred Stock"), (ii) 500,000 shares of Class F2 Preferred Stock, par value $0.00001 per share ("Class F2 Preferred Stock"), (iii) 1,450,000 shares of Class G 1 Preferred Stock, par value $0.0000 l per share ("Class G1 Preferred Stock") (iv) 3,048,462 shares of Class A Preferred Stock, par value $0.00001 per share ("Class A Preferred Stock"), (v) 1,842,062 shares of Class A-1 Preferred Stock, par value $0.00001 per share ("Class Al Preferred Stock"), 700,000 shares of Class A-2 Preferred Stock, par value $0.00001 per share ("Class A2 Preferred Stock" and, together with the Class Fl Preferred Stock, the Class F2 Preferred Stock, the Class A Preferred Stock, and the Class A2 Preferred Stock the "Series Seed Preferred Stock"), and (iv) 15,207,938 of Preferred Stock, which may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolutions or designations providing for the issue of such series adopted by the board of directors of the Corporation (the "Board of Directors") as hereinafter provided.

Dividend Provisions. The holders of shares of Series Seed Preferred Stock shall be entitled to receive, out of any assets legally available therefor, such dividends (other than payable solely in Common Stock), when, as and if declared by the Board of Directors, on a pro rata basis with the holders of Common Stock based on the number of shares of Common Stock held by each (assuming conversion of all such Series Seed Preferred Stock into Common Stock). Any dividends declared by the Board of Directors with respect to ay of the Series Seed Preferred Stock shall be declared for all such classes pari passu.

Liquidation.

i. Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Liquidation Transaction (as defined below), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one (1) times the applicable Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 2.04(d) immediately prior to such liquidation, dissolution, winding up or a Liquidation Transaction. If upon any such liquidation, dissolution or winding up of the Corporation or Liquidation Transaction, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this subsection, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Original lssue Price" for the purposes of Class F 1 Preferred Stock shall mean $0.10 per share, for the purposes of Class F2 Preferred Stock and Class G 1 Preferred Stock shall mean $2.17, for purposes of the Class A Preferred Stock and the Class Al Preferred Stock shall mean $6.25, and for purposes of the Class A2 Preferred Stock shall mean $5.75.

ii. Participation with Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Liquidation Transaction, in addition to and after payment in full of all preferential payments to holders of Series Seed Preferred Stock, as described in Section 2.04(b)(i) above, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to participate with the holders of Common Stock, pro rata as a single class based on the number of outstanding shares of Common Stock on an as-converted basis held by each holder as of immediately prior to such liquidation, dissolution, winding up or a Liquidation Transaction, in the distribution of all the remaining assets and funds of the Corporation available for distribution to its stockholders.

iii. Actual Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, all assets and funds of the Corporation legally available for distribution shall be distributed among the holders of Series Seed Preferred Stock on a pro rata basis based upon on the number of shares of Common Stock held by each (assuming conversion of all such Series Seed Preferred Stock into Common Stock), and then to the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Series Seed Preferred Stock into Common Stock).

iv. Deemed Liquidation. For purposes of this Section2.04(b), a liquidation, dissolution or winding up of the Corporation shall be deemed to occur if the Corporation shall sell, convey or otherwise dispose of all or substantially all of its property or business or merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation) (any such transaction, a "Liquidation Transaction"), provided that none of the following shall be considered a Liquidation Transaction: (i) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (ii) an equity financing in which the Corporation is the surviving corporation, (iii) a transaction in which the stockholders of the Corporation immediately prior to the transaction have sufficient rights (by law or contract) to elect or designate 50% or more of the directors of the surviving corporation following the transaction (as appropriately adjusted for any disparate director voting rights), or (iv) any transaction which the Board has determined to be exempt from this provision. In the event of a merger or consolidation of the Corporation that is deemed pursuant to this subsection (iv) to be a Liquidation Transaction, all references in this Section 2.04(b) "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. Nothing in this subsection (iv) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation.

v. Liquidation Payments. All payments to be made to the holders of Class Fl Preferred Stock, Class F2 Preferred Stock, the Class G 1 Preferred Stock, the Class A Preferred Stock, or the Class Al Preferred Stock, and the Class A2 Preferred Stock under this Section 2.04(b) shall be made pari passu among the different classes of Series Seed Preferred Stock, subject to adjustment based on the Original Issue Price of such different classes of Series Seed Preferred Stock.

What it means to be a minority holder

As a minority holder of preferred stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $22,965,740.69
  Number of Securities Sold: 14,948,851

Use of proceeds: Company operations and equipment purchases
Date: February 03, 2020
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $1,230,000.00
  Use of proceeds: Company operations and equipment purchases
  Date: October 23, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Founder Investment
  Final amount sold: $4,000,000.00
  Use of proceeds: Working Capital
  Date: January 30, 2020
  Offering exemption relied upon: A founder and shareholder of the Company entered into a promissory note with the Company for $4,000,000 with a minimum term of 10 years and an interest rate of 2.15%, which the Company expects will be forgiven prior to maturity.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The first year and a half has been dedicated to research and development costs for our MaaS (Mobility-as-a-Service) platform and supply chain. The upfront investment let us differentiate ourselves from our competitors and leads both Bolt and our business partners to a revenue generating business model that we are currently operating under. Bolt's current MaaS model focuses only on providing a technological solution service and avoids the high risk of capex and logistics we saw in 2019.

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

Revenue for fiscal year 2019 was $2,637,423, an increase compared to fiscal year 2018 revenue of $89,290. Bolt only began generating revenue in one market in November 2018 whereas in 2019, the company, at its height, operated in 15 cities. The growth in 2019 was gradual as more cities became operational through the end of the 3rd quarter when the company launched its 15th market. Revenue in the 4th quarter of 2019 slowed based on seasonality (colder weather in certain markets) and the phasing out of Bolt's 1st generation scooters and the introduction of the next generation devices.

Cost of Goods Sold

Cost of goods sold in 2019 was $7,829,223, a significant increase, from costs of $120,269 in fiscal year 2018. Again, the increase was based on the company only being operational for two months in 2018 versus a full year in 2019. The company's COGS include the costs associated with running the operations of the individual markets to include scooter depreciation, logistical support, warehouse rents, liability insurance dictated by the cities and city permits among other items. Many of these costs begin to be incurred prior to a market actually launching so early in the company's life therefore the increase was expected as the company grew. In addition, the company was also depreciating its inventory of scooters that would not have all been generating revenue until they were launched in a market.

Gross margins

The company operated with a gross loss of $5,191,800 in 2019 compared to a loss of $30,979 in 2018. Both periods resulted in a loss based on the early stage growth as it learned how to optimize the business model and day-to-day operations along with investing for future growth.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and advertising expenses, fees for professional services, and general and administrative costs. Expenses in 2019 increased $10,570,262 from 2018. Not only was the corporate team growing but the company was preparing for international expansion which required a tremendous amount of travel, on multiple occasions, to several European cities and included events to promote the Bolt brand. Legal expenses were also elevated based on a dispute over the use of the Bolt name in France.

Historical results and cash flows:

Past performance is no guarantee for future results. Historical results have been due to the startup costs discussed earlier. The costs involved in R&D for Bolt's technology and supply chain will allow Bolt and its business partners to execute on a more refined business model moving forward with less dependence on large capital outlays and more focus on generating revenue. As stated earlier, Bolt's current MaaS model focuses only on providing a technological solution service and avoids the high risk of capex and logistics.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has strong support of our Miami-based VC which has agreed to additional funding once we reach expected milestones. There is a pending SBA loan under review by the government. The Company currently has approximately $650,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The increased demand from potential business partners to begin operations in new cities requires funding for additional devices. In order to meet this demand and maintain the momentum, this funding will help finance the cost of new devices while we await the next round of funding from our VC.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Our expectation is that we will obtain from our VC partner an additional $2M in November 2020. With that expectation, the additional funds received from crowdfunding should give us extra momentum to supply demand.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum amount we are looking to raise is $300,000. Based on this and what we are expecting to receive from our VC partner, it is estimated the company could operate for seven months based on per burn rate and no revenue. This based on our historical burn rate which is approximately $350,000 per month.

How long will you be able to operate the company if you raise your maximum funding goal?

Based on historical information and no additional revenue, we estimate the company could operate for an additional ten months. Based on recent performance in markets where have operators, we anticipate revenues to return and exceed previous levels, which could extend our runway for an additional 18 months.

Are there any additional future sources of capital available to your company?

(Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are expecting an additional $2M to be invested by our VC partner based on previously established milestones. Additionally, we expect to complete a fundraising effort in 2021.

Indebtedness

- **Creditor:** Convertible Note Holders
  Amount Owed: $1,230,000.00
  Interest Rate: 2.52%
  Maturity Date: June 30, 2021
  The debt converts to equity at a 20% discount of the pre-valuation on the next raise of over $25M gross proceeds.

- **Creditor:** JPMorgan Chase Bank, N.A.
  Amount Owed: $557,012.00
  Interest Rate: 0.98%
  Maturity Date: April 08, 2022
  This is an SBA PayCheck Protection Program for which all proceeds were used as directed and therefore, it is expected the loan will be forgiven.

Related Party Transactions

- **Name of Entity:** Kamyar Kaviani
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Kamyar owns more than 20% of Breezio, Inc's capital stock and Bolt uses Breezio for its training platform.
  Material Terms: Bolt pays Breezio $2,500 per month.

- **Name of Entity:** Micromobility LLC
  Names of 20% owners: Sofreh Fund which is wholly owned by Shervin Pishevar
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Micromobility received shares in exchange for pledged capital in the amount of $296,655. It was pledged in 2018 but received in 2019.
  Material Terms: None

- **Name of Entity:** Shervin Pishevar
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Shervin Pishevar provided funds to the company in the amount of $3,500,000 in exchange for a convertible note. This note was ultimately converted into shares in 2020.

Material Terms: Interest payable = 2.5% per year, Maturity Date: June 13, 2020, Converted when the company receives at least $25M in investment and includes a 20% discount at the valuation cap of $100M.

- **Name of Entity:** Sofreh Fund
  Names of 20% owners: Shervin Pishevar
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Sofreh advanced funds for operations in the amount of $5,951,859 through a promissory note. The full amount payable as of December 31, 2019 was subsequently converted to preferred shares of the Company in 2020.
  Material Terms: Interest rate = 2.12%, Payment due on demand.

- **Name of Entity:** Rokk3r Fuel Fund 2.0 LP
  Names of 20% owners: Jeff Ransdell
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Rokk3r provided funds to the company in the amount of $700,000 in exchange for a convertible note. This note was ultimately converted into shares in 2020.
  Material Terms: Interest rate = 2.52% per year, Maturity date: June 30, 2020, Converted when the company raises $25M in investments at a 20% at a valuation cap of $100M.

Valuation

Pre-Money Valuation: $51,425,377.50

Valuation Details:

The company set its valuation internally after consultation with representatives of our third-party 409(a) valuation provider.

The company used a "Current Value Methodology" for determining the company's valuation. By looking at the company's shareholder liquidation waterfall, the valuation of $50M can be established, which equates to discounted common stock price of $2.50 per share. The analysis was based on the $30M (including $2M committed but not yet funded) of preferred stock financing raised to date. The preferred shares are participating preferred and carry a 1x liquidation preference. Based on the increased value of the preferred shares, it is appropriate to discount the common stock by 60% or more. The last round of preferred stock was sold at $5.75 per share, therefore it is reasonable to value the common stock at $2.50 per share.

We believe that a valuation of $50M is reasonable for Bolt based on the following factors:

1. Bolt's past ability to secure preferred stock financing at $100M

2. Bolt's competitor's ability to secure financing at significantly higher valuations including, Bird's $75M raise at a valuation of $3B in January 2020.

3. Bolt operates in a very large market opportunity where McKinsey & Company has estimated the US market will reach $300B by 2030. (Source: McKinsey & Company, McKinsey Center for Future Mobility, "Micromobility's 15,000 Mile Checkup")

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,230,000 in convertible notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  The proceeds will be used to grow the business and provide more devices for anticipated customers.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  The proceeds will be used to grow the business and provide more devices for anticipated customers.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.micromobility.com (www.micromobility.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/bolt-mobility

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Bolt Mobility Corporation

[See attached]

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Bolt Mobility Corporation

Enabling Micromobility



BOLT

Website | Miami, FL | TRANSPORTATION

$0.00 raised

0 Investors	**$51.4M** Valuation
$2.50 Price per Share	**$300.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

Bolt is a micromobility company that provides sustainable transportation solutions to communities and organizations throughout the world, according to their specific needs and infrastructure. Our product suite includes electric scooters and bikes, imagined by world-renowned designers, that allow the communities and organizations who use them to maximize efficiency and mobilize their workforce.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Bolt was founded by Olympic gold medalist and fastest man alive, Usain Bolt. Joining the team is the legendary former VP of General Motors Global Design, Ed Welburn, considered one of the premier minds in automotive design.
- The need for personal transportation devices has caused the e-scooter market to experience an increase in profits since the pandemic and the US Market is projected to be worth $300B by 2030.
- Since founding in 2018, Bolt has raised over $30M to fund their initial growth.

Bonus Rewards

Get rewarded for investing more into Bolt Mobility Corporation

Friends and Family

First 72 hours | 15% bonus shares



2 days 23 hours 51 mins 55 secs

"Enabling micromobility worldwide"





Usain Bolt

Co-Founder | Brand Ambassador

OVERVIEW

To provide the best solution for short distance travel worldwide

Bolt was founded in 2018 by Olympic gold medalist Usain Bolt on the belief that world class design and a nimble, customizable approach can produce extraordinary micromobility solutions for communities around the world. Today, Bolt is enabling local business owners and individuals alike by bringing our technology and micromobility devices to expanding markets in the US and worldwide.



$300+
Investment

$300 Investment

Bolt "Owners Circle" T-Shirt

$1,000+
Investment

$1000 Investment

Bolt "Owners Circle" T-Shirt, Virtua
with Ed Welburn

$10,000+
Investment

$10,000
Investment

Bolt "Owners Circle" T-Shirt, Virtua
with Ed Welburn, 1% bonus share:
Unlimited rides for life on Bolt Sco
Network (Non-transferrable)

$30,000+
Investment

$30,000
Investment

Bolt "Owners Circle" T-Shirt, Virtua
with Ed Welburn, 5% bonus share:
Next Generation 2021 Bolt Scooter

$50,000+
Investment

$50,000
Investment

Bolt "Owners Circle" T-Shirt, Virtua
with Ed Welburn, 10% bonus shar
Next Generation 2021 Bolt Scooter

$107,000+



The images above include prototypes or products that are currently in development.

Investment

$107,000
Investment

Bolt "Owners Circle" T-Shirt, Virtua
with Ed Welburn, 10% bonus shar
Next Generation 2021 Bolt Scooter
Virtual Meet & Greet with Usain Bo

With the addition of Ed Welburn, the legendary former General Motors VP of Global Design and creator of the Transformers Bumblebee Camaro, Bolt's design team is poised to build upon its variety of best-in-class micromobility devices to serve the diverse needs of its various community partners.

THE PROBLEM

Today's cities are overly congested and immensely polluted

Traffic gridlock. Parking congestion. And, of course, the related carbon footprint impact. With these problems in mind, the Bolt team concluded that mobility options in cities lacked equity due to factors that included: accessibility to affordable transit; personal-vehicle costs; traffic congestion; and a lack of sustainability, the result of heavy dependence on fossil fuel. The team now had its mission: to create safe, smart and sustainable transport solutions.

Enter the Bolt customized approach to micromobility—transportation solutions for short distances. Through advanced, supply-and-demand data analysis, we devise a seamless commuting experience that integrates all modes of transport.


There is a dire need
for a customized


approach to
micromobility

THE SOLUTION

High quality, user-friendly devices and technology, designed with safety and sustainability in mind

Our mission is to provide sustainable micromobility technology solutions throughout the world.


Enabling Micromobility
BOLT
BOLT
BOLT
BOLT
BOLT
BOLT

THE IMAGES ABOVE INCLUDE PROTOTYPES OR PRODUCTS THAT ARE CURRENTLY IN DEVELOPMENT.

Our fleet of e-scooters and bikes has been designed for greater durability, safety, and sustainability, and features swappable batteries which eliminate the shuttling of scooters to charging centers/garages. Our dual forward-facing footrests ensure greater balance, visibility and safety, while NanoSeptic wraps, placed on handlebars and brake levers, turn dirty high traffic, public touch-points into continuously self-cleaning surfaces. Our product utilizes preventative maintenance driven by data real-time error inspections, reporting and resolution, with live 24/7 customer support so our users always have access to quality transportation.

While the devices move us from point to point, it is the software that bridges what

While the devices move us from point to point, it is the software that bridges what is possible and what is real for micromobility. MobilityOS is our proprietary suite of software that allows for customization, control, connectivity, and scalability.


SAFETY
BATTTERY NETWORK
FULL TECHNOLOGY STACK
FULL SUITE OF TOOLS FOR MICROMOBILITY
OPERATIONS TRAINING
UNIQUE PRODUCTS
(BOLT BRANDED OR WHITE LABEL)
CONSULTING SUPPORT

THE MARKET

A growing multibillion dollar market

The US micromobility market is projected to be worth $300B by 2030*. Within the Japanese market, Bolt is positioned to be the dominant micromobility player. As the pioneer of the B2B micromobility market and by democratizing micromobility, Bolt will define a portion of the TAM that has yet to be uncovered.

**(Source: McKinsey & Company, McKinsey Center For Future Mobility, "Micromobility's 15,000-Mile Checkup")*





U.S. MARKET: **$300B** by 2030

JAPAN MARKET: positioned to be **dominant** player

As the pioneer of the **B2B micromobility** market & democratizing micromobility, BOLT will define a portion of the TAM that has yet to be uncovered.

Source: McKinsey & Company, McKinsey Center For Future Mobility, "Micromobility's 15,000-mile Checkup"

Making progress, even in the face of the pandemic

Bolt launched in July 2018 after conducting extensive analysis of transportation in dense, crowded urban environments. Since then, the company has raised $30M which has been used to develop and refine our technology and devices and fund our initial growth phase. With several additional markets and partners currently in discussion to implement Bolt's micromobility solutions on the ground, Bolt will continue to provide its Mobility-as-a Service (MaaS) expertise to new communities, filling a vital and growing need for flexible, sustainable short-distance travel solutions.



$30 Million

Raised since 2018



THE IMAGES ABOVE INCLUDE PROTOTYPES OR PRODUCTS THAT ARE CURRENTLY IN DEVELOPMENT.

We have made a name for ourselves as a pioneer in B2B micromobility in the US and have been able to maintain and even grow our business in 2020 despite the global economic downturn. In fact, scooters have become more popular and more widely used since the pandemic started (Source). Bolt is empowering local businesses, such as Portland, Oregon-based 'We Ride Tomorrow', by providing city residents with a much-needed affordable, sustainable, easy-to-use transportation solution.


BUSHWICH SANDWICH LAB
Partner | New York
BOLT

Bushwich Sandwich Lab

Partnered with the delicious Bushwich Sandwich Lab in Brooklyn, New York

"We Ride Tomorrow"

Partnered with this amazing Portland organization to bring affordable & sustainable transport to residents



WHAT WE DO

MOBILITYOS: THE FUTURE MICROMOBILITY PLATFORM

MobilityOS is an ecosystem of technology that powers micromobility. Creating an integrated solution that unites hardware and software, MobilityOS sets the global standard for micromobility technology by providing ultimate customization, compatibility, and turn-key solutions. With MobilityOS, Bolt is transforming our service from being a commodity to a personal experience.

E-scooters with a focus on safety, durability and fun

Bolt's fleet includes two different scooter designs: the Bolt One and the Bolt Chariot, both of which have a 25+ mile range, a USB charging port for phones and electronics, an LCD screen with range, speed and time display, 10 inch wheels and a swappable battery. The Chariot features a phone holder and comfortably fits regular sized shopping bags.



THE IMAGES ABOVE INCLUDE PROTOTYPES OR PRODUCTS THAT ARE CURRENTLY IN DEVELOPMENT.

Screens on scooters have a MobilityOS suite of products like multilingual support, custom IoT and a turn-by-turn navigation system. E-scooters are recharged/recycled/reused, rather than disposed of in landfills. Our new scooters also address current public health concerns by implementing self-cleaning NanoSeptic technology on the handlebars, using UV light to oxidize bacteria.

THE BUSINESS MODEL

Pioneers in B2B micromobility

By providing a full-suite of tools and devices, Bolt is empowering local small businesses to take part in the expanding micromobility market. In every new market, Bolt works hand-in-hand with local authorities, businesses and entrepreneurs to determine the best possible design and deployment strategy given the specific needs and conditions on the ground. This results in a nimble and hyper-local business approach that produces differentiated value for customers wherever Bolt's products are available.

Equipped with both the technology and the devices to succeed, Bolt's partners focus on the day-to-day operations supporting their local customer base while Bolt focuses on the technology necessary to propel them forward.



Bolt's customizable approach has also enabled a business partnership model in select markets where Bolt is now leasing scooters to delivery workers, restaurants and other small businesses, offering a hygienic, cost-effective and sustainable strategy to maintain delivery-based operations through the COVID-19 pandemic. As a result, Bolt has been able to maintain and even grow its business in 2020 despite the global economic downturn.

HOW WE ARE DIFFERENT

Enhancing lives, one community at a time

Bolt is improving the quality of life for users across the nation through our unique micromobility programs, which include our city partnerships, our B2B fleets, our leasing program and our partnerships with college campuses and delivery workers. We have set up our company in a way that enables and empowers individuals and businesses to benefit from the accessibility and affordability of micromobility devices.



BOLT

We have made it our mission to help your community wherever you may be with premium safety, navigation and battery technology, and 24 hour customer support. At the same time, we are helping entrepreneurs, small businesses and the local workforce become a more integral part of their community by offering a more localized approach than our competitors. We believe our solution is the best on the market.

Bolt Provides Support With









Permitting | Compliance | Insurance | Training









Hardware   Software   Marketing   & More

Global leaders in micromobility

Our goal is to be the micromobility technology industry standard and the most trusted and recognizable MaaS platform with MobilityOS. We are well on our way to being a global leader in B2B micromobility products and design-thought, with a trusted supply chain partnership.



Global leadership in B2B micromobility products and design-thought

In addition to our current e-scooter fleet, we will also be introducing two new models to the market: the Bolt Bike and Bolt Moped.

Bolt Bike





OUR LEADERSHIP

Innovators in transportation technology, experts in speed

Co-founder and brand ambassador, Usain Bolt, is not only the fastest man alive, but he has made it his mission to fix an issue he experienced throughout his athletic career: safe, affordable transportation that can be accessed on the go. He brings his passion and drive to our team and is an active part of the innovation process. The Bolt team is made up of a cohesive group of talented individuals with a combined total of 120 years in design, technology, innovation and science.





Usain Bolt
Co-founder
Brand Ambassador

Recently, the team welcomed a new advisor, former VP of GM Global Design, Ed Welburn, who was considered one of the premier minds in automotive design during his 44-year career at GM.

With Usain's passion, Ed's innovation, CEO Ignacio Tzoumas' extensive leadership background and a team of seasoned professionals dedicated to the mission, Bolt is positioned to dominate and continue to define the micromobility market.




44 YEARS OF EXPERIENCE AS
VP OF GLOBAL DESIGN AT GM
BOLT
ED WELBURN
BOLT MOBILITY'S DESIGN ADVISOR

WHY INVEST

The micromobility market is growing fast and Bolt is poised to lead the movement!

As cities become increasingly congested and polluted, the need for affordable, sustainable and accessible transportation is clear. Bolt's e-scooter addresses this issue in a way that the micromobility market has never seen before, with features such as self-cleaning handlebars, navigational tools, swappable batteries and cutting edge preventable maintenance technology. The US micromobility market is expected to reach $300 billion by 2030 and Bolt intends to make itself a global leader in this industry. We have continued to grow even during an economic downturn, by partnering with local communities and businesses across the US-- We hope that you will join our incredible team of industry experts as we expand upon this growth, widening our global network, to improve the lives of millions through access to safe, smart and sustainable transport solutions.


Bolt is a micromobility firm that provides sustainable transportation solutions throughout the world.
USAIN BOLT
CO-FOUNDER &
GLOBAL BRAND AMBASSADOR

Meet Our Team





Kamyar Kaviani
COO & Co-Founder

Kamyar Kaviani our Co-Founder and COO of Bolt Mobility: Creator and former CEO of multiple technology companies in the emerging STEM (Science Technology Engineering and Mathematics) market including HyperOffice, HTR (a public company that merged with VCAMPUS) and Saba (a public company).

Kamyar has had years of experience in the technology space, as well as being an entrepreneur. Before Bolt, Kamyar was the co-founder and CEO of HyperOffice. He was also co-founder, chairman, and CEO of HTR and co-founder of Saba. He serves as the Chairman of Advisory Committee and a founder of Company.com Corporation and is the executive chairman of Breezio, Inc.

Kamyar has used Internship programs to educate and develop future leaders in technology. He has fostered over 500 interns who are now active contributors to the STEM industry. Through partnerships with colleges and universities in Maryland, Kamyar has provided real leadership experiences for students. He has brought his talent for leadership and innovation to Bolt to create partnerships with cities to provide commuters with safe, environmentally friendly transportation.

Kamyar currently sits on the Board of Directors of Breezio, an online community platform, and spends approximately 1% of his time advising them.

Shervin Pishevar
Chairman of the Board

In addition to being chairman of the Bolt Mobility Board of Directors, Shervin is a serial entrepreneur and investor. He co-founded Sherpa Capital, a leading venture capital firm with $650m under management and is also co-founder and first Executive Chairman of Virgin Hyperloop One, a transportation company. From 2013 through 2017, Shervin was General Partner of Sherpa Capital Fund I, Sherpa Capital Fund II and Sherpa Everest I, where he helped raise and invest over $650m in the 3 funds.

Shervin is one of the top ranked venture capital investors, averaging over 73x on his investments. Forbes ranked Shervin #93 on 2017's The Midas List for the top 100 venture investors where he has been ranked in the Midas List top 100 venture capitalists list in 2014, 2015, 2016 and 2017.

Shervin is a former member of the Board of Directors of Uber (where he was Board Observer from 2011-2015 in addition to a Strategic Advisor), Wag, Machine Zone, Cue Health, Munchery, Pillpack (Board Observer) and others. He has supported many charities and served on charity boards like Build.org (along with Jack Dorsey and others) and has served as an advisor to the Malala Fund. Shervin is also co-founder of Sofreh Capital.

Prior to co-founding Sherpa Capital, he was a Managing Director at Menlo Ventures, a venture capital firm with over $4 billion under management. Shervin joined Menlo Ventures in 2011 and led key early investments in Uber (Series B), Machine Zone (Series B), Warby Parker (SeriesA), Tumblr, Getaround and others. He also started their seed investment program called Menlo

Talent Fund and helped close over 35 seed investments including Parse (sold to Facebook) and Scan (sold to Snap). In addition, as an angel investor, he personally made over 100 seed and angel investments in companies such as Dollar Shave Club (sold Unilever for a $1 billion), Postmates, Cherry (acquired by Lyft), TaskRabbit, Parse, Qwiki, Gowalla, Milk, Socialcam, and Klout.

An accomplished entrepreneur, Shervin founded and operated technology-enabled companies, including Virgin Hyperloop One, Webs.com (as founding President and COO) which was acquired by VistaPrint, SGN (now JamCity, a leading mobile game developer), WebOS and HyperOffice. Companies he founded have reached an aggregate of over 100 million users.

In 2016, Shervin was selected as an Ellis Island Medal of Honor award winner. He was appointed by President Barack H. Obama to serve on the J. William Fulbright Foreign Scholarship Board (FFSB) from 2015. He was also chosen by the U.S. Government as an Outstanding American by Choice, one of the only 100 naturalized Americans to be chosen since the beginning of the award. He has served on the advisory board of Comscore, was one of the 10 members of the UN Foundation's Global Entrepreneurs Council, served as an entrepreneurial ambassador in several state department delegations to the Middle East and Russia, and was a keynote speaker at President Obama's Summit on entrepreneurship in Algeria.





Ignacio Tzoumas
CEO

Ignacio Tzoumas is the CEO of Bolt Mobility. He has worked in finance since 1997 and has served in a variety of senior leadership roles. Having been with Bolt since its inception in 2018, Ignacio served as our CFO prior to transitioning to CEO in September 2020. Ignacio graduated from the University of Pennsylvania with a BS in Bio-Engineering.



Julia Steyn
Board Member

Bolt board member and former CEO, Julia Steyn is considered an innovative thought leader in transportation. Julia previously served as Vice President, Urban Mobility and Maven at General Motors from 2015 to 2019. She joined GM as Vice President, Corporate Development, Mergers & Acquisitions, in 2012. Julia was Vice President, Co-Managing Director of Alcoa



Maggie Vo
Board Member

Maggie Vo, CFA, is a finance expert with more than a decade's experience in the public markets, analyzing and managing investments across a wide spectrum of assets classes, both traditional and alternative. She is also on Bolt Mobility's board of directors.

Born in Vietnam, Maggie began her career in finance at Prudential Vietnam Fund

Ignacio has spent his career creating wealth for investors and teaching others how to maximize their financial potential. He has created a sustainable financial model for continuous research, design, and innovation, is an active angel investor in start-ups and mentors emerging talent in various financial routes.

Ignacio is an active member of the Transportation and Connectivity board of the City of Chapel Hill, North Carolina. Here, he actively works with city officials to find cost-effective transportation solutions for the underserved members of the community. He has extensive experience building relationships with local government officials and is often a resource to the City of Chapel Hill. Ignacio's leadership at a hedge fund and a trading firm have fueled his desire to ensure that success is achieved by all members of the community.

While spending most of his time leading Bolt, he is also currently the CFO of PFO, a family office, and spends about 5% of his time working with them.

in

Corporate Development from 2008 to 2012 and was a Vice President in the Investment Banking Division of Goldman Sachs from 2001 to 2008. She started her career as a Business Analyst with A.T. Kearney and holds a B.A. from Oberlin College and an M.B.A. from The University of Chicago.

in

Management and, later, Prudential Property Investment Managers in Singapore, gradually cultivating a rich network across Asia. She focused specifically on private equity real estate, in addition to driving efforts around fundraising, deal prospecting, valuation, and due diligence for the fund.

In the U.S., Maggie then accepted the position of Portfolio Manager at Blue Shores Capital, where she managed the boutique hedge fund's flagship Global Long Short Equity strategy. She was responsible for the development of proprietary models and oversight of the fund's risk-management process, a duty that has fundamentally informed Fuel Venture Capital's proprietary downside risk-mitigation investment theory.

Maggie's transition from the public markets to the world of venture capital was spurred by the realization that value is continually shifting to actors in early-stage private-market deals. As General Partner and Chief Investment Officer of Fuel Venture Capital, Maggie spearheads due diligence processes that determine prospective investments and capital deployment and steers valuation analyses of existing portfolio companies. Perhaps most importantly, Maggie acts as an instrumental source of guidance for the executives of Fuel portfolio companies as they troubleshoot through the challenges of entrepreneurship in the fast-paced, high-stakes technology sector – from recruiting and sales strategies, to company culture building and corporate governance measures.

Maggie is a Chartered Financial Analyst® charterholder. She graduated Phi Beta Kappa and Magna Cum Laude from Centre College with a B.S. in Financial Economics and Mathematics. Currently she is an active member of the CFA Institute, the CFA Society of South Florida and the CFA Society of Miami, and 100 Women in Finance



Offering Summary

Company : Bolt Mobility Corporation

Corporate Address : 2901 Florida Ave, Suite 840, Miami, FL 33133

Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount (per investor) : $300.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 4,000

Maximum Number of Shares Offered : 428,000

Price per Share : $2.50

Pre-Money Valuation : $51,425,377.50

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Launching without financial statements.

In reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Timed bonuses

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

BONUS TIERS:

$300 Investment = Bolt "Owners Circle" T-Shirt

$1000 Investment = Bolt "Owners Circle" T-Shirt, Virtual Q&A with Ed Welburn

$10,000 Investment = Bolt "Owners Circle" T-Shirt, Virtual Q&A with Ed Welburn, 1% bonus shares, Unlimited rides for life on Bolt Scooter Network (Non-transferrable)

$30,000 Investment = Bolt "Owners Circle" T-Shirt, Virtual Q&A with Ed Welburn, 5% bonus shares, 1 Next Generation 2021 Bolt Scooter

$50,000 Investment = Bolt "Owners Circle" T-Shirt, Virtual Q&A with Ed Welburn, 10% bonus shares, 2 Next Generation 2021 Bolt Scooters

$100,000 Investment = Bolt "Owners Circle" T-Shirt, Virtual Q&A with Ed Welburn, 10% bonus shares, 2 Next Generation 2021 Bolt Scooters, Virtual Meet & Greet with Usain Bolt

All perks occur when the offering is completed.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video Transcript

Usain Bolt + Ed Welburn

written by

BOLT MOBILITY

USAIN BOLT SCENE

Slow pan shot from left to right - from tv playing transformers scene (use green screen to add scene and sound on post) to Usain sitting on couch/chair in front of said tv

Right corner graphic pin with location (Kingston, Jamaica)

USAIN

(As soon as Usain's face is fully in frame, he turns and looks directly into the camera)

Hey Ed, your work in the automobile industry has been phenomenal...

(Looks back at tv with an approval nod)

...and I must say I'm a fan, but let's be real man, the role cars play is changing...

(Usain shrugs)

And micromobility is taking over, that's why I'm so excited to have you as part of our Bolt team, and can't wait to share with the world your vision. How about you give us a sneak peek?

Camera pans fast from left to right – from Usain's face to wall

-TRANSITION FROM KINGSTON, JAMAICA TO PENNSYLVANIA, USA WITH MOTION BLUR -

ED WELBURN SCENE

Location: Ed's home office

Right corner graphic pin with location (Pennsylvania, USA) Motion blur transition

Camera pans rapidly from left to right

ED

(Ed sitting on a chair in his office - As soon as Ed's face is fully in frame, he turns and looks directly into the camera)

You're right Usain, the role truly is changing. Come with me, let me share a snippet of our concept...

(Ed gets up from chair and camera follows him as he walks over to his worktable that is covered with his sketches)

There are many things to keep in mind when designing for the future of micromobility, the utilization of scooters is expanding more and more each day and we need to make sure our design adapts and evolves with our users and their lifestyles...

(Going through his sketches as he speaks)

The main objective is to think modular and adaptive, for example, a core chassis that is strong and durable yet lightweight, that can be customized for every need and every person. We can add storage, make it 2-wheel, 3- wheel, or even 4-wheel.

ED (CONT'D)

(Gets ups and walks toward Bolt Chariot with his phone in hand)

But a product as ambitious as what we envision needs to be manufactured by the best, so stay tuned for the reveal of Bolt's new manufacturing partner coming soon...

(scans scooter, scooter lights up and we hear the "Bolt scooter is unlocked")

Until next time.

(Ed waves goodbye)

SCREEN FADES TO BLACK WITH BOLT LOGO

Video 2 Transcript - CNN Interview Video

Usain Bolt: ... want to go shopping, we have a storage area for your bags, especially for the ladies. You have your handbag, you're on the scooter, you don't want to have it on your shoulder. You can place it in the area. Then we have a place for your phone, just for the GPS, because most people have their phone in their hands and they're listening to the GPS and struggling. And then people will drink coffee. I'm not a coffee person, so I'd have a water, so we have storage areas.

Usain Bolt: We try to think of things that people, consumers would really like and much easier... about trying to get from place to place. Who's thinking about looking cool? We're trying to be efficient. Not saying it's not cool, but you're not thinking about that at the moment. I'm trying to get to the doctor's right now, I'm trying to get out of this traffic jam, I'm not worried about that. This is what I'm focused on, how I'm going to be safe, how I'm going to get there on time. Come on, if I'm doing something it's going to be cool.

CNN Reporter: .. solution in terms of transport, getting A to B, this is also environmentally friendly. And is that something, Usain, you think cities should be taking into account more?

Usain Bolt: For sure. For sure. If you showed the years that... Even London, you guys have so much taxes, congestion taxes because of these problems because you're trying to get less cars in the city. So for me, this is a big solution. This is what I'm talking about, that we need to make a different, to make changes. I'm a part of many charities, I try to do a lot of work with different charities just to help the environment in many ways. And for me to be a part of this company, to be a co-founder of this company and to help the environment is a big deal for me.

Video 3 Transcript - Ed's Interview Video

Ed: When we develop a design, there's kind of a mood, or a theme, or a character that the design has. They're like characters in a movie—they play a part. It could be a villain or it could be an everyday hero.

Hello everyone, Im Ed Welburn and I'm design advisor for BOLT Micromobility, and it's really my assignment to take a look at the future of micromobility from a design perspective. Who are the customers and how will those customers use those vehicles? Is it more for personal use or is it for commercial use? Will it be two-wheeled, three-wheeled, or even four-wheeled? And will the riders be in a standing position or will they be seated? These are all the kinds of things that need to be explored as we look at the future of micromobility. Thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "BOLT MOBILITY

CORPORATION", FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF

SEPTEMBER, A.D. 2020, AT 4:19 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6868455 8100

SR# 20207493807

Authentication: 203752097

Date: 09-29-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

FOURTH AMENDED AND RESTATED CERTIFICATE OFINCORPORATION OF

BOLT MOBILITY CORPORATION

September 25, 2020

(Pursuant to Sections 242 and 245 of the Delaware General Corporation Law)

I, the undersigned, for purposes amending and restating the certificate of incorporation of Bolt Mobility Corporation (the **"Corporation"),** a corporation organized and existing under the Delaware General Corporation Law (the **"DGCL"),** hereby certify in this Third Amended and Restated Certificate of Incorporation (this **"Certificate")** as follows:

1. The Corporation was originally incorporated pursuant to the DGCL on May 2, 2018.

2. This Certificate amends and restates the Third Amended and Restated Certificate of Incorporation (the **"Original Certificate")** filed with the secretary of state of the state of Delaware (the **"Secretary")** on January 7, 2019, as amended by that certain Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation of Bolt Mobility Corporation filed with the Secretary on December 4, 2018 (the **"First Amendment"),** as further amended by that certain Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation of Bolt Mobility Corporation filed with the Secretary on December 20, 2018 (the **"Second Amendment"**), as further amended by that certain Third Amended and Restated Certificate of Incorporation of Bolt Mobility Corporation filed with the Secretary on January 7, 2019 (the "**Third Amendment**") and, together with the Original Certificate and the First Amendment, the **"Certificate ofIncorporation").**

3. This Certificate was approved and adopted in accordance with the DGCL.

4. The Certificate of Incorporation is hereby and amended and restated in its entirety as follows:

ARTICLE 1
General

Section 1.01 Name. The name of the corporation is Bolt Mobility Corporation (the "**Corporation**").

Section 1.02 Registered Agent. The address of the Corporation's registered office in the state of Delaware is 251 Little Falls Drive, Wilmington, County of New Castle, DE, 19808. The name of its registered agent at such address is Corporation Service Company.

Section 1.03 Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:19 PM 09/25/2020
FILED 04:19 PM 09/25/2020
SR 20207493807 - File Number 6868455

ARTICLE2
Capital Stock

Section 2.01 Authorized Capital Stock. The total number of shares of capital stock which the Corporation is authorized to issue is 100,000,000, consisting of (a) 70,000,000 shares of Common Stock, par value $0.00001 per share ("**Common Stock**"), and (b) 30,000,000 shares of Preferred Stock, par value $0.00001 per share ("**Preferred Stock**"), which shall be comprised of (i) 10,000,000 shares of Class Fl Preferred Stock, par value $0.00001 per share ("**Class F1 Preferred Stock**"), (ii) 500,000 shares of Class F2 Preferred Stock, par value $0.00001 per share ("**Class F2 Preferred Stock**"), (iii) 1,450,000 shares of Class G1 Preferred Stock, par value $0.00001 per share ("**Class G1 Preferred Stock**") (iv) 1,000,000 shares of Class A Preferred Stock, par value $0.00001 per share ("**Class A Preferred Stock**"), (v) 1,842,062 shares of Class A-1 Preferred Stock, par value $0.00001 per share ("**Class A1 Preferred Stock**"), 700,000 shares of Class A-2 Preferred Stock, par value $0.00001 per share ("**Class A2 Preferred Stock**" and, together with the Class F1 Preferred Stock, the Class F2 Preferred Stock, the Class A Preferred Stock, and the Class A2 Preferred Stock the "**Series Seed Preferred Stock**"), and (iv) 15,207,938 of Preferred Stock, which may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolutions or designations providing for the issue of such series adopted by the board of directors of the Corporation (the "**Board of Directors**") as hereinafter provided.

Section 2.02 Common Stock. The powers, rights, preferences, privileges and restrictions granted to and imposed on the Common Stock are as set forth herein.

(a) Dividend Rights. The holders of shares of Common Stock shall be entitled to receive, out of any assets legally available therefor, such dividends, when, as and if declared by the Board of Directors, on a pro rata basis with the holders of Preferred Stock based on the number of shares of Common Stock held by each (assuming conversion of all such Preferred Stock into Common Stock).

(b) Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2.04(b) below.

(c) Redemption. The Common Stock is not mandatorily redeemable.

(d) Voting Rights and Powers. Each holder of Common Stock shall be entitled to one vote per share of Common Stock, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law.

Section 2.03 Preferred Stock. The authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or resolutions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now hereafter permitted by the DGCL Without limiting the generality of the foregoing, the resolutions providing for issuance of any shares of Preferred Stock may provide that such series shall be superior or rank equally or be junior to the Preferred Stock of any other series to the extent permitted by law and the Certificate of Incorporation. Except as otherwise provided in the Certificate of Incorporation, no vote of the holders of Preferred Stock or Common Stock shall be a prerequisite to the designation or issuance of any shares of any series of the Preferred Stock authorized by and complying with the conditions of the Certificate of Incorporation, the right to have such voting being expressly waive by all present and future holders of the capital stock of the Corporation.

Section 2.04 Series Seed Preferred Stock. The powers, rights, preferences, privileges and restrictions granted to and imposed on the Series Seed Preferred Stock are as set forth herein.

(a)   **Dividend Provisions.** The holders of shares of Series Seed Preferred Stock shall be entitled to receive, out of any assets legally available therefor, such dividends (other than payable solely in Common Stock), when, as and if declared by the Board of Directors, on a pro rata basis with the holders of Common Stock based on the number of shares of Common Stock held by each (assuming conversion of all such Series Seed Preferred Stock into Common Stock). Any dividends declared by the Board of Directors with respect to any of the Series Seed Preferred Stock shall be declared for all such classes *pari passu.*

(b)   **Liquidation**.

   i.   **Preferential Payments to Holders of Series Seed Preferred Stock.** In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Liquidation Transaction (as defined below), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one (1) times the applicable Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 2.04(d) immediately prior to such liquidation, dissolution, winding up or a Liquidation Transaction. If upon any such liquidation, dissolution or winding up of the Corporation or Liquidation Transaction, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this subsection, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "**Original Issue Price**" for the purposes of Class F1 Preferred Stock shall mean $0.10 per share, for the purposes of Class F2 Preferred Stock and Class G1 Preferred Stock shall mean $2.17, for purposes of the Class A Preferred Stock and the Class A1 Preferred Stock shall mean $6.25, and for purposes of the Class A2 Preferred Stock shall mean $5.75.

   ii.   **Participation with Holders of Common Stock.** In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Liquidation Transaction, in addition to and after payment in full of all preferential payments to holders of Series Seed Preferred Stock, as described in Section 2.04(b)(i) above, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to participate with the holders of Common Stock, pro rata as a single class based on the number of outstanding shares of Common Stock on an as-converted basis held by each holder as of immediately prior to such liquidation, dissolution, winding up or a Liquidation Transaction, in the distribution of all the remaining assets and funds of the Corporation available for distribution to its stockholders.

   iii.   **Actual Liquidation.** In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, all assets and funds of the Corporation legally available for distribution shall be distributed among the holders of Series Seed Preferred Stock on a pro rata basis based upon on the number of shares of Common Stock held by each (assuming conversion of all such Series Seed Preferred Stock into Common Stock), and then to the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Series Seed Preferred Stock into Common Stock).

iv. **Deemed Liquidation.** For purposes of this Section2.04(b), a liquidation, dissolution or winding up of the Corporation shall be deemed to occur if the Corporation shall sell, convey or otherwise dispose of all or substantially all of its property or business or merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation) (any such transaction, a **"Liquidation Transaction"),** provided that none of the following shall be considered a Liquidation Transaction: (i) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (ii) an equity financing in which the Corporation is the surviving corporation, (iii) a transaction in which the stockholders of the Corporation immediately prior to the transaction have sufficient rights (by law or contract) to elect or designate 50% or more of the directors of the surviving corporation following the transaction (as appropriately adjusted for any disparate director voting rights), or (iv) any transaction which the Board has determined to be exempt from this provision. In the event of a merger or consolidation of the Corporation that is deemed pursuant to this subsection (iv) to be a Liquidation Transaction, all references in this Section 2.04(b) "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. Nothing in this subsection (iv) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation.

v. **Liquidation Payments.** All payments to be made to the holders of Class F1 Preferred Stock, Class F2 Preferred Stock, the Class G1 Preferred Stock, the Class A Preferred Stock, or the Class A1 Preferred Stock, and the Class A2 Preferred Stock under this Section 2.04(b) shall be made *pari passu* among the different classes of Series Seed Preferred Stock, subject to adjustment based on the Original Issue Price of such different classes of Series Seed Preferred Stock.

(c) **Redemption.** The Series Seed Preferred Stock shall not be redeemable.

(d) **Conversion.** The holders of shares of Series Seed Preferred Stock shall be entitled to conversion rights as follows:

i. **Right to Convert.** Subject to Section 2.04(d)(iii) below, each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into one share ofCommon Stock.

ii. **Automatic Conversion.** Each share of Series Seed Preferred Stock shall automatically be converted into shares of Common Stock as provided in Section 2.04(d)(i) then in effect for such share immediately upon the earlier of (i) except as provided in Section 2.04(d)(iii) below, the Corporation's sale of its Common Stock in a public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the **"Securities Act"**) or (ii) the date specified by vote or written consent of the holders of a majority of the then outstanding shares of Class Fl Preferred Stock, Class F2 Preferred Stock, Class G1 Preferred Stock, Class A Preferred Stock, Class A1 Preferred Stock, or Class A2 Preferred Stock, as applicable, each voting as a single class.

iii. **Mechanics of Conversion.** Before any holder of Series Seed Preferred Stock shall be entitled to convert such Series Seed Preferred Stock into shares of Common Stock, the holder shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the shares of Common Stock are to be issued and, in the case of Series Seed Preferred Stock represented by a certificate, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the

Corporation or of any transfer agent for such Series Seed Preferred Stock. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series Seed Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates or, in the case of uncertificated securities, a notice of issuance, for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of certificates, or in the case of uncertificated securities, on the date such notice of conversion is received by the Corporation, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Series Seed Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Series Seed Preferred Stock shall not be deemed to have converted such Series Seed Preferred Stock until immediately prior to the closing of such sale of securities.

iv. **No Fractional Shares and Notices as to Adjustments.** No fractional shares shall be issued upon the conversion of any share or shares of Series Seed Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Series Seed Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, the Corporation shall, in lieu of issuing any such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

v. **Reservation of Stock Issuable Upon Conversion.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series Seed Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series Seed Preferred Stock, in addition to such other remedies as shall be available to the holder of such Series Seed Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate.

vi. **Notices.** Any notice required by the provisions of this Section 2.04(d) to be given to the holders of shares of Series Seed Preferred Stock shall be deemed given if deposited in the U.S. mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

(e) **Voting Rights and Powers.** Except as expressly provided by this Certificate or as provided by law, each holder of Series Seed Preferred Stock shall be entitled to one (1) vote per share of Series Seed Preferred Stock, to notice of any stockholders' meeting in accordance with the bylaws of the Corporation (the "**Bylaws**") and shall be entitled to vote upon such matters and in such manner as may be provided by law. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series Seed Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

(f)   Status of Converted Stock. In the event any shares of Series Seed Preferred Stock shall be converted pursuant to Section 2.04(d) above, the shares so converted shall be cancelled and shall not be issuable by the Corporation. The Corporation shall take all such actions as are necessary to cause this Certificate to be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock and the authorized shares of Series Seed Preferred Stock.

ARTICLE 3
Board of Directors

Section 3.01 Management of the Business. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.02   Elections of Directors. Elections of directors of the Corporation (each, a "**Director**") need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

Section 3.03 Amendment by the Board of Directors. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

Section 3.04 California Section 500. Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California Corporations Code.

ARTICLE 4
Limitation of Liability and Indemnification

Section 4.01 Limitation of Liability. To the fullest extent permitted by law, a Director shall not be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of, or repeal of this Section 4.01 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

Section 4.02 Indemnification. The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Section 4.03 Amendment to Limitation of Liability. Neither any amendment nor repeal of this Article 4, nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Article 4, shall eliminate or reduce the effect of this Article 4 in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article 4, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE 5
Exclusive Forum

Section 5.01 Forum Selection. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or this Certificate or the Corporation's Bylaws, or (D) any action or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine.

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate has been executed by a duly authorized officer of the Corporation as of the date above first written.

By: *Isl* Ignacio Tzoumas

      Ignacio Tzoumas, Chief Executive Officer